Exhibit 99.2

1

 JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017

	For the six months ended
	June 30, 2016	June 30, 2017
Continuing operations	RMB	RMB	USD
			(Note 2 (am))
Revenues from third parties	10,844,943,160	13,661,612,476	2,015,195,149
Revenues from related parties	102,960,000	39,279,170	5,793,986
Total revenues	10,947,903,160	13,700,891,646	2,020,989,135
Cost of revenues	(8,834,614,831)	(12,217,033,708)	(1,802,108,434)
Gross profit	2,113,288,329	1,483,857,938	218,880,701
Selling and marketing	(711,707,416)	(964,635,098)	(142,291,255)
General and administrative	(382,342,527)	(240,979,321)	(35,546,343)
Research and development	(82,011,780)	(136,179,670)	(20,087,571)
Impairment of long-lived assets	(99,327,548)	-	-
Total operating expenses	(1,275,389,271)	(1,341,794,089)	(197,925,169)
Income from operations	837,899,058	142,063,849	20,955,532
Interest expenses, net	(151,899,127)	(137,692,992)	(20,310,798)
Change in fair value of derivative liability	(1,110,360)	(16,017,612)	(2,362,724)
Subsidy income	74,615,322	104,229,215	15,374,628
Exchange gain/(loss)	188,534,815	(36,149,758)	(5,332,373)
Change in fair value of forward contracts	(45,905,557)	(3,235,358)	(477,241)
Change in fair value of call spread options	3,076,214	-	-
Change in fair value of convertible senior notes and capped call options	(79,847,048)	-	-
Other income/(expense), net	(376,950)	23,715,877	3,498,278
Investment loss	(1,639,839)	(193,536)	(28,548)
Income from continuing operations before income taxes	823,346,528	76,719,685	11,316,754
Income tax (expense)/benefit	(190,714,125)	30,932,634	4,562,806
Income from continuing operations, net of tax	632,632,403	107,652,319	15,879,560
Discontinued operations
Income from discontinued operations before income taxes	62,458,755	-	-
Income tax expense, net	(615,444)	-	-
Income from discontinued operations, net of tax	61,843,311	-	-
Net income	694,475,714	107,652,319	15,879,560
Less: Net loss attributable to non-controlling interests from continuing operations	(88,040)	(289,572)	(42,714)
Less: Net income attributable to non-controlling interests from discontinued operations	3,722,599	-	-
Less: Allocation of net income to participating preferred shares issued by discontinued operations	3,648,178	-	-
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	93,780,174	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	593,412,803	107,941,891	15,922,274
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from continuing operations -
Basic	5.04	0.84	0.16
Diluted	4.73	0.84	0.16
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS from continuing operations -
Basic	20.16	3.36	0.64
Diluted	18.92	3.36	0.64
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from discontinued operations -
Basic	(0.31)	-	-
Diluted	(0.31)	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS from discontinued operations -
Basic	(1.24)	-	-
Diluted	(1.24)	-	-

Weighted average ordinary shares outstanding
Basic	125,489,224	127,556,967	127,556,967
Diluted	135,035,911	128,859,633	128,859,633

Each ADS represents four ordinary shares.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

3

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017

	For the six months ended
	June 30, 2016	June 30, 2017
	RMB	RMB	USD
			(Note 2 (am))
Net income	694,475,714	107,652,319	15,879,560
Other comprehensive income:
-Foreign currency translation adjustments	(12,466,041)	(39,953,544)	(5,893,462)
Comprehensive income	682,009,673	67,698,775	9,986,098
Less: Comprehensive income/(loss) attributable to non-controlling interests	3,634,559	(289,572)	(42,714)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	678,375,114	67,988,347	10,028,812

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

4

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND JUNE 30, 2017

	December 31, 2016	June 30, 2017
	RMB	RMB	USD
			(Note 2 (am))
ASSETS
Current assets:
Cash and cash equivalents	2,501,417,491	1,531,000,188	225,834,553
Restricted cash	318,784,923	368,124,908	54,301,315
Restricted short-term investments	3,333,450,365	3,168,026,708	467,308,824
Short-term investments	71,301,081	93,282,181	13,759,854
Accounts receivable, net - related parties	1,414,084,059	786,644,369	116,036,223
Accounts receivable, net - third parties	4,753,715,319	6,470,519,768	954,452,490
Notes receivable, net - related parties	610,200,000	600,000,000	88,504,713
Notes receivable, net - third parties	915,314,761	310,283,823	45,769,301
Advances to suppliers, net - related parties	661,788	-	-
Advances to suppliers, net - third parties	325,766,259	431,099,619	63,590,580
Inventories, net	4,473,514,697	5,204,392,244	767,688,735
Forward contract receivables	640,876	-	-
Deferred tax assets	130,675,655	-	-
Other receivables - related parties	79,124,874	122,483,513	18,067,280
Prepayments and other current assets	766,644,253	1,377,667,854	203,216,830
Total current assets	19,695,296,401	20,463,525,175	3,018,530,698
Non-current assets:
Restricted cash	197,214,485	157,465,982	23,227,469
Project Assets	55,063,496	140,256,178	20,688,888
Long-term investments	7,200,000	8,886,053	1,310,763
Property, plant and equipment, net	4,738,681,353	5,885,094,089	868,097,604
Land use rights, net	450,940,595	449,034,005	66,236,043
Intangible assets, net	20,296,727	23,410,798	3,453,276
Deferred tax assets	134,791,362	265,467,017	39,158,470
Other assets - related parties	173,375,586	158,062,271	23,315,427
Other assets - third parties	617,779,748	520,660,145	76,801,461
Total non-current assets	6,395,343,352	7,608,336,538	1,122,289,401
Total assets	26,090,639,753	28,071,861,713	4,140,820,099

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

5

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND JUNE 30, 2017

	December 31, 2016	June 30, 2017
	RMB	RMB	USD
			(Note 2 (am))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable - related parties	-	688,907	101,619
Accounts payable - third parties	4,290,070,506	5,986,366,209	883,036,037
Notes payable - third parties	4,796,766,263	4,199,871,479	619,514,032
Accrued payroll and welfare expenses	582,275,670	596,698,234	88,017,676
Advances from related parties	60,541,490	76,089,360	11,223,778
Advances from third parties	1,376,919,487	988,464,362	145,806,258
Income tax payable	168,111,676	63,129,364	9,312,077
Other payables and accruals	1,019,420,371	1,451,913,943	214,168,711
Other payables due to related parties	76,033,573	12,934,589	1,907,953
Forward contract payables	-	3,115,811	459,607
Convertible senior notes - current	423,739,708	-	-
Deferred tax liabilities	17,074,064	-	-
Derivative liability - current	10,364,075	26,381,687	3,891,506
Short-term borrowings from third parties, including current portion of long-term bank borrowings	5,488,629,040	6,633,893,323	978,551,373
Guarantee liabilities to related parties	52,710,970	37,593,347	5,545,314
Total current liabilities	18,362,656,893	20,077,140,615	2,961,535,941
Non-current liabilities:
Long-term borrowings	488,519,559	467,517,623	68,962,522
Long-term payables	44,015,631	125,693,308	18,540,750
Accrued warranty costs - non current	511,208,557	562,862,915	83,026,701
Convertible senior notes	-	67,744	9,993
Deferred tax liability	50,650,530	67,724,594	9,989,910
Guarantee liabilities to related parties - non current	173,375,586	147,925,958	21,820,241
Total non-current liabilities	1,267,769,863	1,371,792,142	202,350,117
Total liabilities	19,630,426,756	21,448,932,757	3,163,886,058

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 128,456,466 and 131,909,274 shares issued as of December 31, 2016 and June 30, 2017, respectively, 126,733,266 and 130,186,074 shares outstanding as of December 31, 2016 and June 30, 2017, respectively.)	17,881	18,352	2,707
Additional paid-in capital	3,145,262,253	3,240,278,966	477,966,599
Statutory reserves	466,252,857	466,252,857	68,775,959
Accumulated other comprehensive income	104,784,173	64,830,629	9,563,027
Treasury stock: at cost 1,723,200 shares of ordinary shares as of December 31, 2016 and June 30, 2017, respectively	(13,875,553)	(13,875,553)	(2,046,753)
Accumulated retained earnings	2,758,267,275	2,866,209,166	422,788,365
Total JinkoSolar Holding Co., Ltd. shareholders' equity	6,460,708,886	6,623,714,417	977,049,904
Non-controlling interests	(495,889)	(785,461)	(115,863)
Total shareholders' equity	6,460,212,997	6,622,928,956	976,934,041
Total liabilities and shareholders' equity	26,090,639,753	28,071,861,713	4,140,820,099

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

6

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017

	Ordinary shares issued					JinkoSolar Holding Co., shareholders' equity
	Number of shares	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive (loss)/income	Number of Treasury Stock	Treasury Stock	Retained earnings (Accumulated losses)	Non-controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2015	127,197,130	17,711	2,924,336,179	351,763,271	12,582,041	(1,723,200)	(13,875,553)	1,047,044,597	29,929,043	4,351,797,289
Share-based compensation expense	-	-	26,022,524	-	-	-	-	-	-	26,022,524
Appropriation to statutory reserves	-	-	-	26,813,016	-	-	-	(26,813,016)	-	-
Foreign currency exchange translation adjustment	-	-	-	-	(12,466,041)	-	-	-	-	(12,466,041)
Exercise of share options	493,456	66	6,645,979	-	-	-	-	-	-	6,646,045
Accretion to redemption value of redeemable Non-controlling interests	-	-	-	-	-	-	-	(93,780,174)	-	(93,780,174)
Net income	-	-	-	-	-	-	-	690,841,155	3,634,559	694,475,714
Balance as of June 30, 2016	127,690,586	17,777	2,957,004,682	378,576,287	116,000	(1,723,200)	(13,875,553)	1,617,292,562	33,563,602	4,972,695,357
Balance as of December 31, 2016	128,456,466	17,881	3,145,262,253	466,252,857	104,784,173	(1,723,200)	(13,875,553)	2,758,267,275	(495,889)	6,460,212,997
Share-based compensation expense	-	-	31,223,515	-	-	-	-	-	-	31,223,515
Appropriation to statutory reserves	-	-	-	-	-	-	-	-	-	-
Foreign currency exchange translation adjustment	-	-	-	-	(39,953,544)	-	-	-	-	(39,953,544)
Exercise of share options	3,452,808	471	63,793,198	-	-	-	-	-	-	63,793,669
Net income	-	-	-	-	-	-	-	107,941,891	(289,572)	107,652,319
Balance as of June 30, 2017	131,909,274	18,352	3,240,278,966	466,252,857	64,830,629	(1,723,200)	(13,875,553)	2,866,209,166	(785,461)	6,622,928,956

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

7

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2017

	For the six months ended,
	2016	2017
	RMB	RMB	USD
			(Note 2 (am))
Cash flows from operating activities:
Net income	694,475,714	107,652,319	15,879,560
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Change in fair value of derivative forward contracts	51,802,287	3,115,811	459,607
Change in fair value of call spread options	(3,076,214)	-	-
Change in fair value of convertible senior notes	61,620,513	-	-
Change in fair value of capped call options	18,226,535	-	-
Change in fair value of derivative liability -warrant liability	1,110,360	-	-
Change in fair value of derivative liability -rate cap	-	16,017,612	2,362,724
Share-based compensation charge	26,022,525	31,223,514	4,605,714
Depreciation of property, plant and equipment	224,138,559	275,121,309	40,582,554
Depreciation of project assets	187,275,853	2,367,957	349,292
Amortization of land use rights	3,757,807	3,041,460	448,639
Amortization of intangible assets	1,116,641	3,124,621	460,906
Inventories provision	113,556,304	192,892,255	28,453,123
Provision/(reversal of provision) for allowance of doubtful accounts	74,694,299	(83,117,513)	(12,260,486)
Loss on disposal of property, plant and equipment	23,395,532	3,263,623	481,410
(Gain)/Loss on disposal of intangible assets	(3,727,161)	663,422	97,860
Impairment of long-lived assets	99,327,548	-	-
Guarantee service income	-	(24,803,444)	(3,658,703)
Equity (Gain)/Loss of affiliated companies	(5,099,763)	193,536	28,548
Deferred income taxes	(1,127,377)	-	-
Investment loss	1,639,839	-	-
Exchange (gain)/loss, net	(188,534,815)	36,149,758	5,332,373
Changes in operating assets and liabilities (net of impact of disposition):
Increase in accounts receivable - third parties	(516,458,946)	(1,654,210,103)	(244,008,984)
Decrease in accounts receivable - related parties	27,973,958	627,439,690	92,552,283
(Increase)/Decrease in notes receivable - third parties	(219,569,291)	605,030,938	89,246,816
Decrease in notes receivable - related parties	-	10,200,000	1,504,580
Increase in advances to suppliers - third parties	(101,109,060)	(109,857,798)	(16,204,888)
Decrease in advances to suppliers - related party	883,768	661,788	97,619
(Increase) in other receivables - related party	(16,079)	(43,809,131)	(6,462,191)
Increase in inventories	(7,542,077)	(923,769,802)	(136,263,302)
Decrease/(Increase) in prepayments and other current assets	83,106,350	(431,407,826)	(63,636,043)
(Increase) in other assets-third parties	(176,546,972)	(31,826,690)	(4,694,687)
Increase in accounts payable - third parties	213,159,899	1,656,977,885	244,417,253
(Decrease)/Increase in accounts payable - related parties	(1,161,788)	688,907	101,619
Increase in accrued payroll and welfare expenses	19,013,262	14,422,564	2,127,441
(Decrease) in advances from - third parties	(542,225,873)	(363,001,675)	(53,545,598)
Increase/(decrease) in income tax payables	127,535,373	(104,982,312)	(15,485,716)
Increase in other payables and accruals - third parties	147,467,045	178,183,961	26,283,534
Increase/(decrease) in other payables and accruals - related parties	1,046,319	(63,098,984)	(9,307,596)
Net cash provided/(used) by operating activities	436,150,874	(65,452,348)	(9,654,739)

Cash flows from investing activities:
Maturity of restricted short-term investments	1,572,745,485	3,461,581,108	510,610,403
Maturity of short-term investments	17,265,764	86,361,968	12,739,069
Proceeds from disposal of property, plant and equipment	4,551,142	2,203,749	325,070
Proceeds from disposal of land use right	34,894,606	8,600,520	1,268,644
Cash received from disposal of JinkoSolar Thailand	-	2,380,069	351,079
Decrease/(increase) in restricted cash	123,891,361	(40,598,135)	(5,988,544)
Purchase of property, plant and equipment	(787,059,446)	(1,063,414,290)	(156,861,961)
Cash paid for project assets	(1,676,620,216)	(48,099,756)	(7,095,090)
Cash paid for deposits related to construction of solar projects	(22,662,753)	-	-
Cash paid for investments in affiliates	-	(1,879,589)	(277,254)
Cash paid for land use rights	(4,954,230)	(2,205,151)	(325,277)
Purchase of intangible assets	(663,616)	(5,831,832)	(860,241)
Purchase of restricted short-term investments	(2,748,214,738)	(3,296,157,451)	(486,209,115)
Purchase of short-term investments	(703,785)	(108,343,068)	(15,981,454)
Cash collected for disposal of Zhejiang leasing	-	15,928,869	2,349,633
Net cash used in investing activities	(3,487,530,426)	(989,472,989)	(145,955,038)

Cash flows from financing activities:
Proceeds from exercise of share options	10,357,390	22,917,526	3,380,515
Repayment of capital lease obligation	-	(28,258,892)	(4,168,409)
Payment of deposit for capital lease	-	(7,000,000)	(1,032,555)
Proceeds from borrowings	6,673,023,107	10,002,798,527	1,475,491,353
Increase in notes payable	981,392,341	(596,894,784)	(88,046,669)
Repurchase of convertible senior notes	(752,780,118)	(422,829,295)	(62,370,642)
Repayment of bank borrowings	(3,635,076,081)	(8,881,081,939)	(1,310,029,345)
Repayment of bonds payable	(680,000,000)	-	-
Change in restricted cash for notes payable	142,695,331	31,006,653	4,573,725
Net cash provided by financing activities	2,739,611,970	120,657,796	17,797,973

Effect of foreign exchange rate changes on cash and cash equivalents	31,599,153	(36,149,762)	(5,332,371)

Net decrease in cash and cash equivalents	(280,168,429)	(970,417,303)	(143,144,175)
Cash and cash equivalents, beginning of year	3,683,664,081	2,501,417,491	368,978,728

Cash and cash equivalents, end of year	3,403,495,652	1,531,000,188	225,834,553

Supplemental disclosure of cash flow information
Cash paid for income tax	(51,151,290)	(148,208,669)	(21,861,943)
Cash paid for interest expenses (net of amounts capitalized)	(484,652,309)	(200,770,431)	(29,615,216)

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in other payables	263,786,964	642,461,338	94,768,094
Purchases of project assets included in other payables	1,210,937,184	39,460,883	5,820,790
Proceeds from exercise of share options received in subsequent period	6,498,658	47,011,926	6,934,628

8

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS

JinkoSolar Holding Co., Ltd. (the "Company") was incorporated in the Cayman Islands on August 3, 2007. On May 14, 2010, the Company became listed on the New York Stock Exchange (“NYSE”) in the United States. The Company and its subsidiaries (collectively the “Group”) are principally engaged in the design, development, production and marketing of photovoltaic products and provision of solar system integration services as well as developing commercial solar power projects.

JinkoSolar Technology Limited (“Paker”, formally known as Paker Technology Limited) was incorporated in Hong Kong as a limited liability company on November 10, 2006 by a Hong Kong citizen and a citizen of People's Republic of China ("the PRC"), who held the investment on behalf of three PRC shareholders (the "Shareholders") via a series of entrustment agreements. On December 16, 2008, all of the then existing shareholders of Paker exchanged their respective shares of Paker for equivalent classes of shares of the Company (the "Share Exchange"). As a result, Paker became a wholly-owned subsidiary of the Company. On December 13, 2006, Paker established Jinko Solar Co., Ltd. (“Jiangxi Jinko”) as a wholly foreign owned enterprise in Shangrao, Jiangxi province, the PRC.

The following table sets forth information concerning the Company’s major subsidiaries as of June 30, 2017:

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of ownership

JinkoSolar Technology Limited (“Paker”)*	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	100%

Zhejiang Jinko Solar Co., Ltd.("Zhejiang Jinko")	June 30, 2009	PRC	100%

Jinko Solar Import and Export Co., Ltd. ("Jinko Import and Export")	December 24, 2009	PRC	100%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	100%

Zhejiang Jinko Trading Co., Ltd.("Zhejiang Trading")	June 13, 2010	PRC	100%

Xinjiang Jinko Solar Co., Ltd.	May 30,2016	PRC	100%

Yuhuan Jinko Solar Co., Ltd.	July 29,2016	PRC	100%

JinkoSolar (U.S.) Inc. ("Jinko US")	August 19, 2010	USA	100%

Jiangxi Photovoltaic Materials Co., Ltd ("Jiangxi Materials")	December 1, 2010	PRC	100%

JinkoSolar (Switzerland) AG(“Jinko Switzerland”)	May 3, 2011	Switzerland	100%

JinkoSolar (US) Holdings Inc.(“Jinko US Holding”)	June 7, 2011	USA	100%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	100%

JinkoSolar SAS (“Jinko France”)	September 12, 2011	France	100%

Jinko Solar Canada Co., Ltd (“Jinko Canada”)	November 18, 2011	Canada	100%

Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko Australia”)	December 7, 2011	Australia	100%

Jinko Solar Pty Ltd. (“JinkoSolar South Africa”)	April 13, 2012	South Africa	100%

Jinko Solar Japan K.K. (“JinkoSolar Japan”)	May 21, 2012	Japan	100%

9

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of ownership

JinkoSolar Power Engineering Group Limited (“JinkoSolar Power”)	November 12,2013	Cayman	100%

JinkoSolar WWG Investment Co., Ltd. (“WWG Investment”)	April 8, 2014	Cayman	100%

JinkoSolar Comércio do Brazil Ltda (“JinkoSolar Brazil”)	January 14, 2014	Brazil	100%

Projinko Solar Portugal Unipessoal LDA. (“JinkoSolar Portugal”)	February 20, 2014	Portugal	100%

JinkoSolar Mexico S.DE R.L. DE C.V. (“JinkoSolar Mexico”)	February 25, 2014	Mexico	100%

Shanghai Jinko Financial Information Service Co., Ltd	November 7, 2014	PRC	100%

Jinko Solar Technology SDN.BHD. (“JinkoSolar Malaysia”)	January 21, 2015	Malaysia	100%

Jinko Huineng Technology Services Co., Ltd	July 14,2015	PRC	100%

JinkoSolar Enerji Teknolojileri Anonlm Sirketi	April 13,2017	Turkey	100%

Jinko Solar Sweihan (HK) Limited	October 4,2016	Hong Kong	100%

Jinko Solar (Shanghai) Managemet Co., Ltd	July 25, 2012	PRC	100%

JinkoSolar Trading Privated Limted	Februrary 6, 2017	India	100%

JinkoSolar Middle East DMCC	November 6, 2016	Emirates	100%

Jinko Power International (Hongkong) Limited	July 10, 2015	Hong Kong	100%

JinkoSolar International Development Limited**	August 28, 2015	Hong Kong	100%

Jinkosolar Household PV System Ltd.	January 12,2015	BVI	100%

Canton Best Limited(“Canton Best BVI”)	September 16,2013	BVI	100%

Wide Wealth Group Holding Limited(“Wide Wealth Hong Kong”) ***	June 11,2012	Hong Kong	100%

*In the fourth quarter of 2016, Paker disposed Zhejiang Jinko Financial Leasing Co., Ltd (“Zhejiang Leasing”) with the consideration of RMB183 million (USD26.4 million). Loss on disposal amounted to RMB15.2 million (USD2.2 million) was recognized. Considerations amounted to RMB15.9 million (USD 2.0 million) have been collected as of June 30, 2017.

**In the fourth quarter of 2016, JinkoSolar International Development Limited disposed Jinko Solar (Thailand) Co. Ltd (“Jinko Thailand”) with the consideration of RMB2.4 million (USD0.4 million). Loss of disposal amounted to RMB0.1 million (USD0.02 million) was recognized. Considerations associated with the transaction have all been collected as of June 30, 2017.

***In the fourth quarter of 2016, Wide Wealth Hong Kong disposed all of the 55% equity interest indirectly held by the Company in Jiangxi JinkoSolar Engineering Co., Ltd. (“Jiangxi Jinko Engineering”) to Shangrao Kangsheng Technology Co., Ltd., a company incorporated with limited liability under the laws of the People’s Republic of China, formed by a buyer consortium led by Mr. Xiande Li, chairman of the board of directors of the Company for a total consideration of US$250 million. In conjunction, JinkoSolar Power repurchased all of its Series A, Series A-1 and Series A-2 redeemable convertible preferred shares (Note 8) with considerations of US$225 million from the preferred shareholders, while Wide Wealth Hong Kong agreed to transfer the 45% equity interest of Jiangxi Jinko Engineering to related entities of the preferred shareholders with a total consideration of US$225 million. These two transactions were net-settled as agreed with JinkoSolar Power, Wide Wealth Hong Kong and the preferred shareholders.

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2.	PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying unaudited condensed consolidated financial statements were prepared on a basis substantially consistent with the Company’s audited consolidated financial statements for the year ended December 31, 2016. These unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial information.

In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair statement of the Company’s interim condensed consolidated financial statements as of December 31, 2016 and June 30, 2017, and for the six months ended June 30, 2016 and 2017. The year-end condensed balance sheet data as of December 31, 2016 was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and related notes as of and for the year ended December 31, 2016.

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful receivables, provision for inventories and advances to suppliers, the purchase price allocation with respect to business combinations, impairment of long-lived assets, the economic useful lives of property, plant and equipment, project assets and intangible assets, certain accrued liabilities including accruals for warranty costs, guarantees, sales-leaseback, accounting for share-based compensation, fair value measurements of share-based compensation and financial instruments, legal contingencies, income taxes and related deferred tax valuation allowance.

b. Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

For the Group’s majority-owned subsidiaries, non-controlling interests is recognized to reflect the portion of their equity interests which are not attributable, directly or indirectly, to the Group Consolidated net income on the unaudited condensed consolidated statement of operation includes the net income attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the Group’s unaudited condensed consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the unaudited condensed consolidated statements of cash flows.

c. Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Examples include a disposal of a major geographical location, line of business, or other significant part of the entity, or disposal of a major equity method investment. In the unaudited condensed consolidated statement of operations, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinuing operations are presented separately in note 3. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Non-current assets or disposal groups are classified as assets held for sale when the carrying amount is to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset.

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d. Foreign currency translation

The Group's reporting currency is the Renminbi (“RMB”), the official currency in the PRC. The Company and certain subsidiaries use RMB as their functional currency. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates quoted by the People's Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the unaudited condensed consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the applicable balance sheet dates. All such exchange gains or losses are included in exchange loss in the unaudited condensed consolidated statements of operations.

For consolidation purpose, the financial statements of the Company’s subsidiaries whose functional currencies are other than the RMB are translated into RMB using exchange rates quoted by PBOC. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses and gains and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of in accumulated other comprehensive income in the unaudited condensed consolidated statement of comprehensive income/(loss).

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents and restricted cash denominated in CNY amounted to CNY 4,136.5 million and CNY 4,192.3 million as of December 31, 2016 and June 30, 2017, respectively.

e. Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less.

f. Restricted cash

Restricted cash represents deposits legally held by banks which are not available for the Group's general use. These deposits are held as collateral for issuance of letters of credit or guarantee, bank acceptance notes to vendors for purchase of machinery and inventories and forward contracts.

g. Restricted short-term investments

Restricted short-term investments represent the time deposits legally hold by banks with original maturities longer than three months and less than one year, which are held as collateral for issuance of letters of credit, guarantee, bank acceptance notes or deposits for short-term borrowings.

h. Available-for-sale investment

Investments in debt and equity securities are, on initial recognition, classified into the three categories: held-to-maturity securities, trading securities and available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale investments and are reported at fair value, with unrealized gains and losses recognized in accumulated other comprehensive income.

Subsequent to initial recognition, available-for-sale investment is measured at fair value with changes in fair value recognized in accumulated other comprehensive income included in shareholders’ equity. When there is objective evidence that the investment is impaired, the cumulative losses from the declines in fair value that had been recognized directly in accumulated other comprehensive income are removed from equity and recognized in the statement of operations. When the available-for-sale investment is sold, the cumulative fair value adjustments previously recognized in accumulated other comprehensive income are recognized in the statement of operations. The Group evaluates the investments periodically for possible other-than temporary impairment. When other-than-temporary impairment has occurred for an available-for-sale debt security and the Group intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, an impairment loss is recognized in earnings equal to the difference between the investment’s amortized cost basis and its fair value at the balance sheet date. The new cost basis will not be changed for subsequent recoveries in fair value. To determine whether a loss is other-than-temporary, the Group reviews the cause and duration of the impairment, the extent to which fair value is less than cost, the financial condition and near-term prospects of the issuer, and the Group’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its cost.

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On September 20, 2013, the parent company (“Issuer”) of one of the Company’s customers issued convertible bond (“Bond”) to the Company in order to settle the outstanding receivables owed by that customer of EUR 2,948,489. The Bond matured on December 31, 2015. Each Bond is convertible into one share at 1:1 ratio during September 1, 2014 to December 31, 2014, or June 1, 2015 to December 31, 2015. The Bond bears a simple interest of 5% per annum and is payable every six months in arrears on June 30 and December 31 of each year from 2013 to 2015. The Issuer, at any time, may redeem all the Bond outstanding by paying a sum of money at an amount equal to the greater of (1) the total nominal value of the Bond plus outstanding interest and (2) the counter- value. Upon maturity, the outstanding Bond will be reimbursed at the nominal value together with the accrued and unpaid interests.

The Company recorded such Bond as available-for-sale instruments as its intent is to convert the Bond into common shares when the common share price appreciates over its nominal value during the two convertible periods, and recorded the fair value change in the Bond in accumulated other comprehensive income.

In December 2015, upon the maturity of the Bond, the Company decided to waive the conversion right and choose to collect the total outstanding balance in cash. On December 21, 2015, the customer entered into a repayment arrangement with the Company. Considering the uncertainties of the cash collection, the Company provided full provision to the outstanding receivable of RMB10,287,626 as of December 31, 2016 and June 30, 2017. The Company subsequently collected the cash and reversed the provision of RMB10,197,934 during the six months ended June 30 2016.

i. Notes receivable and payable

Notes receivable represents bank or commercial drafts that have been arranged with third-party financial institutions by certain customers to settle their purchases from the Group. The carrying amount of notes receivable approximate their fair values due to the short-term maturity of the notes receivables.

The Group also issues bank acceptance notes to its suppliers in China in the normal course of business. The Group classifies the changes in notes payable and the restricted cash held as collateral for issuance of bank acceptance notes as financing activities.

Notes receivable and payable are typically non-interest bearing and have maturities of less than six months.

j. Accounts receivable

Specific provisions are made against accounts receivable for estimated losses resulting from the inability of the Group’s customers to make payments. The Group periodically assesses accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. Before approving sales to each customer, the Group conducts a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the credit worthiness of such customer and its guarantor, if any, the Group’s historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. The Group will execute a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is reasonably assured. The Group may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, the Group closely monitors the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and evaluates whether any of such adverse change warrants further action to be taken by the Group, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. It is also the Group’s general practice to suspend further sales to any customer with significant overdue balances.

k. Advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances to suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year. No provision of advance to suppliers was recorded during the six months ended June 30, 2016 and 2017, respectively.

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l. Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously reserved or written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented.

In addition, the Group analyzes its firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no loss provision recorded related to these long-term contracts for the six months ended June 30, 2016 and June 30, 2017.

m. Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	20 years
Machinery and equipment	10 years
Furniture, fixture and office equipment	3-5 years
Motor vehicles	4-5 years

Construction in progress primarily represents the construction of new production line and buildings. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property, plant and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the unaudited condensed consolidated statement of operations upon disposal.

n. Project Assets, net

Project assets represented the costs of solar power plants held for generation of electricity revenue and solar power plants under construction. Project assets are stated in the unaudited condensed consolidated balance sheets at cost less accumulated depreciation and impairment provision, if any.

Costs of project assets consist primarily of costs relating to construction of solar power plants at various stages of development. These costs include costs for procurement of solar module and other equipment (including intercompany purchases), cost of land on which solar power plants are developed and other direct costs for developing and constructing solar power plants, such as costs for obtaining permits required for solar power plants and costs for designing, engineering, interest costs capitalized and installation in the course of construction. Such costs are capitalized starting from the point when it is determined that development of the solar power plant is probable. For a solar power project asset acquired from third parties, the initial cost is the acquisition cost which includes the consideration transferred and certain direct acquisition costs.

Costs capitalized in the construction of solar power plants under development will be transferred to complete solar power plants upon completion and when they are ready for intended use, which is at the point of time when the solar power plant is connected to grids and begins to generate electricity. Depreciation of the completed solar power plant commences once the solar power plant is ready for intended use. Depreciation is computed using the straight-line method over the expected life of 20 years.

After the disposition of the domestic downstream solar projects business in the fourth quarter of 2016, project assets as of December 31, 2016 and June 30, 2017 are all relate to solar power plants constructed out of China.

o. Assets held for sale

Long-lived assets to be sold shall be classified as held for sale considering the recognition criteria in ASC 360-10-45-9 in which all of the following criteria are met:

☐	Management, having the authority to approve the action, commits to a plan to sell the asset.
☐	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.

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☐	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.
☐	The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year,
☐	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
☐	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

p. Interest Capitalization

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowings. Interest expense capitalized associated with the project assets of discontinued operations for the six months ended June 30, 2016 and 2017 were RMB30,585,605, and nil, respectively. Interest expense capitalized associated with the construction projects of continuing operation for the six months ended June 30, 2016 and 2017 were RMB3,779,027 and RMB5,247,653, respectively.

q. Land use rights and land lease

a. Land use rights

Land use rights represent acquisition costs to purchase land use rights from the PRC government, which are evidenced by property certificates. The periods of these purchased land use rights are either 50 years or 70 years. The Company classifies land use rights as long term assets on the balance sheet and cash outflows related to acquisition of land use right as investing activities.

Land use rights are carried at cost less accumulated amortization and impairment losses, if any. Amortization is computed using the straight-line method over the term specified in the land use right certificate for 50 years or 70 years, as applicable.

b. Land lease

For certain of the Group’s solar power project, the Group enters into land lease contracts with the owners of the land use rights. Under such lease arrangements, the owners retain the property right of the land use rights. While the Group can only set up the solar panels on these leased lands but does not have the right to sell, lease or dispose the land use rights.

Accordingly, land leases are classified as operating leases, with the lease payments being recognised over the lease periods of 20 years to 50 years as operating expenses. Such land lease payments are classified as operating cash outflows.

r. Intangible assets

Intangible assets include purchased software and fees paid to register trademarks and are amortized on a straight-line basis over their estimated useful lives, which are 5 or 10 years, respectively.

s. Business combination and assets acquisition

U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the purchase method. The Group has adopted ASC 805 “Business Combinations,” and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. The transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net tangible and intangible assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the unaudited condensed consolidated statements of operations and comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine forecast the future cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

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A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Unaudited condensed consolidated net income on the unaudited condensed consolidated statements of operations and comprehensive income includes the net income (loss) attributable to non-controlling interests when applicable. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s unaudited condensed consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the unaudited condensed consolidated statements of cash flows when applicable.

t. Investments in affiliates

The Group holds equity investments in affiliates in which it does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under equity method of accounting wherein the Group records its' proportionate share of the investees' income or loss in its unaudited condensed consolidated financial statements. Cost method is used for investments over which the Company does not have the ability to exercise significant influence.

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

u. Impairment of long-lived assets

The Group’s long-lived assets include property, plant and equipment, project assets, land use rights and intangible assets with finite lives. The Group’s business requires heavy investment in manufacturing equipment that is technologically advanced, but can quickly become significantly under-utilized or rendered obsolete by rapid changes in demand for solar power products produced with those equipment.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. The Group may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses.

v. Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded at the present value of minimum lease payments or the fair value of the asset, whichever is less. Assets under capital leases are amortized on a basis consistent with that of similar fixed assets or the lease term, whichever is less. Operating lease costs are recognized on a straight-line basis over the lease term.

For a sale-leaseback transaction, when the transaction involves real estate or integral equipment, sale-leaseback accounting shall be used by a seller-lessee only if the transaction includes all of the following a) A normal leaseback; b) Payment terms and provisions that adequately demonstrate the buyer-lessor's initial and continuing investment in the property; c) Payment terms and provisions that transfer all of the other risks and rewards of ownership as demonstrated by the absence of any other continuing involvement by the seller-lessee.

Equipment is determined to be integral when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds 10% of the fair value of the equipment at the time of original installation.

If a sale-leaseback of real estate qualifies for sale-leaseback accounting, an analysis is performed to determine if the Company can record a sale and remove the assets from the balance sheet and recognize the lease; and if so, to determine whether to record the lease as either an operating or capital lease.

If a sale-leaseback transaction does not qualify for sale-leaseback accounting because of any form of continuing involvement by the seller-lessee other than a normal leaseback, it is accounted for as a financing, whichever is appropriate under ASC 360.

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w. Guarantees

The Group issues debt payment guarantees in favor of Jiangxi Jinko Engineering, a related party. The guarantees require the Group to make payments to reimburse the holders of these guarantees for losses they incur when Jiangxi Jinko Engineering fails to make repayments to the holders, when its liability to the holders falls due.

In addition, the Group also issues redemption guarantees in favor of Jiangxi Jinko Engineering, a related party. According to the side agreement among the Group, Jiangxi Jinko Engineering and investors of Jiangxi Jinko Engineering (the original redeemable preferred shareholders of JinkoSolar Power), the investors of Jiangxi Jinko Engineering will have the right to redeem the common shares of Jiangxi Jinko Engineering held by them, and, as a result of a guarantee issued by the Company, in the event that Jiangxi Jinko Engineering fails to perform its redemption obligations, the Company will become liable for Jiangxi Jinko Engineering’s obligations under the redemption.

A guarantee liability is initially recognized at the estimated fair value in the Group’s unaudited condensed consolidated balance sheets unless it becomes probable that the Group will reimburse the holder of the guarantee for an amount higher than the carrying amount, in which case the guarantee is carried in the Group’s unaudited condensed consolidated balance sheets at the expected amount payable to the holder. The fair value of the guarantee liability is measured by the total consideration to be received in connection with the provision of guarantee. The guarantee liability would be amortized in straight line during the guarantee period.

Receivables have also been recorded for the guarantee payments to be received (note 29).

Pursuant to the master service agreement signed with Jiangxi Jinko Engineering, guarantee service fee would be settled on a half-year basis.

x. Revenue recognition

(a)	Revenue recognition on product sales

The Group recognizes revenue for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed or determinable and the collectability of the resulting receivable is reasonably assured. For all sales, the Group requires a contract or purchase order which quantifies pricing, quantity and product specifications.

For sales of photovoltaic products from PRC to foreign customers, delivery of the products generally occurs at the point in time the product is delivered to the named port of shipment or received by the customers, which is when the risks and rewards of ownership are transferred to the customer. For sales of PV products to domestic customers in PRC or by foreign subsidiaries, delivery of the product occurs generally at the point in time the product is received by the customer, which is when the risks and rewards of ownership have been transferred. In the case of sales that are contingent upon customer acceptance, revenue is not recognized until the deliveries are formally accepted by the customers.

The Group enters into certain sales contracts with retainage terms beginning in 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage after a specified period which generally range from one year to two years (the “Retainage Period”). Given the limited experience the Group has with respect to the collectability of the retainage, the Group defers recognition of the retainage as revenue until the customers pay it after the Retainage Period expire The total amounts of retainage that were not recognized as revenue were RMB144.9 million and RMB118.7 million as of December 31, 2016 and June 30, 2017, respectively. Additions of retainages for the six months ended June 30, 2016 and June 30, 2017 were RMB 8.7 million and RMB 6 million, respectively. Revenue recognized upon the cash collection of the retainages in the six months ended June 30, 2016 and June 30, 2017 were RMB 28.2million and RMB 32.1million, respectively. All of the retainages are within the Retainage Period of the sales contracts ranged from one year to two years.

Advance payments received from customers for the future sale of products are recognized as advances from third party customers in the unaudited condensed consolidated balance sheets. Advances from customers are recognized as revenues when the conditions for revenue recognition described above have been satisfied. Advances from customers have been recognized as a current liability because the amount at each balance sheet date is expected to be recognized as revenue within twelve months.

(b)	Revenue on processing services

The Group provides solar power product processing services to customers and the revenue of processing services is recognized upon completion which is generally evidenced by delivery of processed products to the customers.

(c)	Revenue on electricity generation

The Group recognizes electricity generation revenue when persuasive evidence of a power purchase arrangement with the power grid company exists, electricity has been generated and been transmitted to the grid and the electricity generation records are reconciled with the grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

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(d)	Revenue on solar system integration projects

The Group recognizes revenue related to solar system integration projects on the percentage-of-completion basis. The Company estimates its revenues using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Company applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When the Company determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly. No loss provision was recorded in the six months ended June 30, 2016 and 2017. There existed no unbilled receivables as of December 31, 2016 and June 30, 2017.

In the PRC, value added tax (“VAT”) at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of product and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities.

y. Segment report

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. In prior years, management has determined that the Group operated its business in two segments, as that term is defined by FASB ASC Topic 280, Segment reporting.

The Group’s first segment was and is the vertically integrated solar power products manufacturing business (“manufacturing segment”), from silicon ingots, wafers, cells to solar modules.

In the fourth quarter of 2016, the Group disposed of its downstream solar projects business segment, through which the Group entities develop, constructdeveloped, constructed and operated the solar projects, including (i) project development, (ii) engineering, procurement, and construction (“EPC”), (iii) connecting solar projects to the grid, operating and maintenance (“O&M”).

z. Cost of revenue

Cost of revenue for sales of photovoltaic products includes production and indirect costs, as well as shipping and handling costs for raw materials purchase and provision for inventories.

Costs of revenues for solar system integration projects include all direct material, labor, subcontractor cost, and those indirect costs related to contract performance, such as indirect labor, supplies and tools. The Group recognizes job material costs as incurred costs when the job materials have been installed. The Group considers job materials to be installed materials when they are permanently attached or fitted to the solar power systems as required by the engineering design.

Costs of electricity generation revenue include depreciation of solar power project assets and costs associated with operation and maintenance of the project assets. Cost of electricity sales was RMB0.1 million and RMB0.7 million for the 6 months period ended June 30, 2016 and June 30, 2017, respectively.

aa. Warranty cost

Solar modules produced by the Group are typically sold with either a 5-year or 10-year warranty for product defects, and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. Therefore, the Group is exposed to potential liabilities that could arise from these warranties. The potential liability is generally in the form of product replacement or repair.

Consistent with the practice of the solar industry, the Group has adopted the equivalent of 1% of product revenues to estimate the cost of its warranty obligation and recorded a warranty liability on that basis. In light of the historical sharp decline and the anticipated long-term decreasing trend of module prices, which it estimates to reflect replacement cost, as well as based on the accumulation of longer operating experience, the Group reassessed and updated the estimation of future warranty costs with effect from 31 December 2016. The updated accrual basis consists two major inputs, which are the 1% expected failure rate and the product replacement cost. Based on the actual claims incurred during the past years as well as the market practice, the Group projected the expected failure rate as 1% for the whole warranty period, which is consistent with prior assumptions. Based on the Group’s actual claims experience in the historical periods as well as management’s current best estimation, the Group believes that the average selling price of solar modules over the past two years more accurately reflects the estimated warranty cost liability in connection with the products sold by the Group, as opposed to the current and past spot prices. According to the update of warranty liability estimation, the Group reversed previous years’ recorded warranty liability of RMB52,306,225 for the six months ended June 30, 2017.

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The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs – non-current, respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. For the six months ended June 30, 2016 and 2017, warranty costs accrued were RMB106,283,167 and RMB154,729,249, respectively. The utilization of the warranty accruals for the six months ended June 30, 2016 and 2017 were RMB1,783,652 and RMB39,006,406, respectively.

The Group purchases warranty insurance policy which provides coverage for the product warranty services of solar modules worldwide. Prepayment for warranty insurance premium is initially recorded as other assets and is amortized over the insurance coverage period. Prepayment for warranty insurance premium is not recorded as reduction of estimated warranty liabilities. Once the Group receives insurance recoveries, warranty expenses will be credited.

ab. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the unaudited condensed consolidated statements of operations. Costs to ship products to customers were RMB383,989,292 and RMB617,835,398 for the six months ended June 30 2016 and June 30 2017, respectively.

ac. Research and development

Research and development costs are expensed when incurred.

ad. Start-up costs

The Group expenses all costs incurred in connection with start-up activities, including pre-production costs associated with new manufacturing facilities (excluding costs that are capitalized as part of property, plant and equipment) and costs incurred with the formation of new subsidiaries such as organization costs.

ae. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the unaudited condensed consolidated statements of operations in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

The accounting for uncertain tax positions requires that the Company recognizes in the unaudited condensed consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. As of December 31, 2016 and June 30, 2017, there were no uncertain tax positions.

af. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

ag. Fair value of financial instruments

The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). A hierarchy is established for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

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When available, the Group measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Group obtains from third parties is internally validated for reasonableness prior to use in the unaudited condensed consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group's evaluation of those factors changes. Although the Group uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Group's unaudited condensed consolidated assets, liabilities, equity and net income.

The Group's financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term investments, accounts and notes receivable, forward contract receivable, call spread options, other receivables, prepayments and other current assets, capped call options, accounts and notes payable, other payables and accruals, forward contracts payable, short-term borrowings, long-term borrowings, convertible senior notes, rate cap derivative and warrants.

The forward contracts receivable and payable, call spread options, capped call options, rate cap derivative, convertible senior notes and warrants are measured at fair value (Note 31). Except for these financial instruments and long-term borrowing, the carrying values of the Group’s other financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of long-term borrowing approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

ah. Government grants

Government grants related to technology upgrades and enterprise development are recognized as subsidy income when received. For the six months ended June 30, 2016 and June 30, 2017, the Group received financial subsidies of RMB74,702,036 and RMB104,229,215 from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. Such amounts were recorded as subsidy income in the unaudited condensed consolidated statements of operations. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as other payables and accruals which are then deducted from the carrying amount when the assets are ready for use and approved by related government. The Company received government grant related to assets of RMB7,000,000 and nil during the six months ended June 30, 2016 and June 30 2017, respectively.

ai. Repurchase of share

When the Company’s shares are purchased for retirement, the excess of the purchase price over its par value is recorded entirely to additional paid-in capital subject to the limitation of the additional paid in capital when the shares were originally issued. When the Company’s shares are acquired for purposes other than retirement, the purchase price is shown separately as treasury stock.

aj. Earnings/(Loss) per share

Basic earnings(loss) per share is computed by dividing net income(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings(loss) per share is calculated by dividing net income(loss) attributable to ordinary shareholders, as adjusted for the change in income or loss as result from the assumed conversion of those participating securities, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options and warrants (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.

Periodic accretion to redeemable non-controlling interests in connection with the outstanding redeemable convertible preferred shares of a subsidiary (Note 8), and the remaining net profit of the subsidiary (if any after deducting the accretion) that attributes to its outstanding redeemable convertible preferred shares under the two-class method, are recorded as deductions to unaudited condensed consolidated net income (loss) from discontinued operations to arrive at net income (loss) available to the Company’s ordinary shareholders from discontinued operations.

Changes in income or loss as result from the assumed conversion of the convertible senior notes, if any, are recorded as the adjustment to the unaudited condensed consolidated net income (loss) from continuing operations to arrive at the diluted net income (loss) available to the Company’s ordinary shareholders from continuing operations.

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ak. Share-based compensation

The Company’s share-based payment transactions with employees, including share options, are measured based on the grant-date fair value of the equity instrument issued. The fair value of the award is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

al. Other comprehensive income/(loss)

Other comprehensive income/(loss) is defined as the change in equity during a period from non-owner sources. The Company’s other comprehensive income/(loss) for each period presented is comprised of foreign currency translation adjustment of the Company’s foreign subsidiaries and unrealized gains and losses on available-for-sale securities. .

am. Convenience translation

Translations of balances in the unaudited condensed consolidated balance sheet, unaudited condensed consolidated statement of operation, unaudited condensed consolidated statement of comprehensive income and statement of cash flows from RMB into United States dollars ("US$" or "USD") as of and for the period ended June 30, 2017 are solely for the convenience of readers and were calculated at the rate of RMB6.7793 to US$1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2017, or at any other rate.

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an. Recent accounting pronouncements

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. The Group has adopted ASU 2014-15 in 2016.

The Group had positive working capital as of June 30, 2017. The Group's management believes that the current cash position as of June 30, 2017, the cash expected to be generated from operations and funds available from borrowings under the bank credit facilities will be sufficient to meet the Group's working capital and capital expenditure requirements for at least the next 12 months from July 2017.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09), “Revenue from Contracts with Customers (Topic 606)”. This guidance was issued to clarify the principles for recognizing revenue and developing a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”). In addition, in August 2015, the FASB issued Accounting Standards Update No. 2015-14 (ASU 2015-14): “Revenue from Contracts with Customers (Topic 606).” This update was issued to defer the effective date of ASU No, 2014-09 by one year. Therefore, the effective date of ASU No, 2014-09 for public business entities is for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

In March, 2016, the FASB issued Accounting Standards Update No. 2016-08 (ASU 2016-08), “Revenue from Contracts with Customers (Topic 606)”, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASU 2014-09). The FASB issued the ASU 2016-08 in response to concerns identified by stakeholders, including those related to (1) determining the appropriate unit of account under the revenue standard’s principal-versus-agent guidance and (2) applying the indicators of whether an entity is a principal or an agent in accordance with the revenue standard’s control principle.

In April, 2016, the FASB issued Accounting Standards Update No. 2016-10 (ASU 2016-10), “Revenue from Contracts with Customers (Topic 606)”, which amends certain aspects of the guidance in ASU 2014-09 (the Board’s new revenue standard) on (1) identifying performance obligations and (2) licensing.

In May 2016, the FASB issued Accounting Standards Update No. 2016-12 (ASU2016-12), “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”). The amendments in this ASU do not change the core principle of the guidance in Topic 606. Rather, the amendments in this ASU affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this ASU are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by ASU 2014-09).

The Group is continuing to evaluate the future impact and method of adoption of ASU 2014-09 and related amendments on its unaudited condensed consolidated financial statements and related disclosures. The Group is considering adoption of the new standard using the modified retrospective method in fiscal 2018. The Group’s ability to adopt the standard is dependent on system readiness and the completion of the analysis necessary to meet the requirements under ASU 2014-09.

In July 2015, the FASB issued Accounting Standards Update No. 2015-11 (ASU 2015-11), "Inventory (Topic 330): Simplifying the Measurement of Inventory" which applies to inventory that is measured using first-in, first-out ("FIFO") or average cost. Under the updated guidance, an entity should measure inventory that is within scope at the lower of cost and net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using last-in, first-out ("LIFO"). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Group is in the process of evaluating the impact of the standard on its unaudited condensed consolidated financial statements.

In September 2015, the FASB issued Accounting Standards Update No. 2015-16 (ASU 2015-16), “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments”. Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The effect on earnings of changes in depreciation or amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed as of the acquisition date, must be recorded in the reporting period in which the adjustment amounts are determined rather than retrospectively. This standard is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2016. Early adoption is permitted as of annual reporting periods beginning after December 15, 2015, including interim reporting periods within those annual periods. The Group is in the process of evaluating the impact of the standard on its unaudited condensed consolidated financial statements.

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In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17), "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes." This guidance was issued to simplify the presentation of deferred income taxes. The amendments in this Update require that deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. As of December 31, 2016, the Company recorded current deferred tax assets amounted to RMB130,675,655 and current deferred tax liabilities amounted to RMB 17,074,064. The Group has adopted ASU 2015-17 in 2017.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU 2016-01), "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities." The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The new guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Group is in the process of evaluating the impact of the standard on its unaudited condensed consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02), “Leases”. Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. The Group is in the process of evaluating the impact of the standard on its unaudited condensed consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-06 (ASU 2016-06), “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments”. This new standard simplifies the embedded derivative analysis for debt instruments containing contingent call or put options by removing the requirement to assess whether a contingent event is related to interest rates or credit risks. This new standard will be effective for us on January 1, 2017. The Group is in the process of evaluating the impact of the standard on its unaudited condensed consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-07 (ASU 2016-07), “Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting”, which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Group is in the process of evaluating the impact of the standard on its unaudited condensed consolidated financial statements.

In March, 2016, the FASB issued Accounting Standards Update No. 2016-09 (ASU 2016-09), “Compensation – Stock Compensation (Topic 718)”, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The new guidance, which is part of the Board’s simplification initiative, also contains two practical expedients under which nonpublic entities can use a simplified method to estimate the expected term of an award and make a one-time election to switch from fair value measurement to intrinsic value measurement for liability-classified awards. The ASU is effective for annual periods beginning after December 15, 2016 and early adopt is permitted. The Group is in the process of evaluating the impact of the standard on its unaudited condensed consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13), “Financial Instruments – Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of the standard on its unaudited condensed consolidated financial statements.

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In August, 2016, the FASB issued Accounting Standards Update No. 2016-15 (ASU 2016-15), “Statement of Cash Flows”, a proposed ASU on restricted cash in response to an EITF consensus-for-exposure. The proposed ASU would require an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The proposal’s primary purpose is to eliminate the diversity in practice related to how entities classify and present changes in restricted cash in the cash flow statement in accordance with ASC 230. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Group is in the process of evaluating the impact of the standard on its unaudited condensed consolidated financial statements.

In October 2016, the FASB issued Accounting Standards Update No. 2016-16 (ASU 2016-16), “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory”. The new guidance requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset is sold to an outside party. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period (as of the first interim period if an entity issues interim financial statements). The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Group is in the process of evaluating the impact of the standard on its unaudited condensed consolidated financial statements.

In November, 2016, the FASB issued Accounting Standards Update No. 2016-18 (ASU 2016-18), “Statement of Cash Flows”, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Group is in the process of evaluating the impact of the standard on its unaudited condensed consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (ASU 2017-01), “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The Group is in the process of evaluating the impact of the standard on its unaudited condensed consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (ASU 2017-04), “Simplifies Goodwill Impairment Test”, which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU, “an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.” The ASU is effective prospectively for fiscal years beginning after December 15, 2019. The Group is in the process of evaluating the impact of the standard on its unaudited condensed consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Group is in the process of evaluating the impact of this guidance on its unaudited condensed consolidated financial statements.

3.	DISCONTINUED OPERATIONS

On October 31, 2016, the Company completed the sale of all of the 55% equity interest it indirectly held in Jiangxi Jinko Engineering to Shangrao Kangsheng Technology Co., Ltd. (the "Buyer"), a company formed by a buyer consortium led by Mr. Xiande Li, chairman of the board of directors of the Company, for a total consideration of US$ 250 million pursuant to the previously announced Share Purchase Agreement entered into by Wide Wealth Group Holding Limited, a 55%-owned indirect subsidiary of the Company, and the Buyer.

In Conjunction, the Company repurchased all of its Series A, Series A-1 and Series A-2 redeemable convertible preferred shares (Note 8) with considerations of US$225 million from the preferred shareholders, while the Company also agreed to transfer the 45% equity interest of Jiangxi Jinko Engineering to related entities of the preferred shareholders with a total consideration of US$225 million. These two transactions were net-settled.

As a result of the above transactions, the Company disposed of its downstream business and received US$250 million (RMB1,693.2 million) in cash.

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Results of operations related to Jiangxi Jinko Engineering, including comparatives, were reported as income from discontinued operations.

Upon the disposition of Jiangxi Jinko Engineering, the Company provided the loan guarantee and redemption guarantee to Jiangxi Jinko Engineering (Note 29).

Results of the discontinued operations

For the six months ended June 30,
2016
RMB

Revenues	473,987,733
Cost of revenues	(209,216,741)
Gross Profit	264,770,992

Operating expenses
General and administrative	(83,914,768)
Total operating expenses	(83,914,768)
Income from operations	180,856,224

Interest expenses, net	(96,155,824)
Exchange loss	(19,470,917)
Change in fair value of forward contracts	(7,889,742)
Other income/(expenses), net	(67,462)
Subsidy income	86,714
Equity income in affiliated companies	5,099,762
Income from discontinued operations before income taxes	62,458,755
Income tax expense, net	(615,444)
Income from discontinued operations, net of tax	61,843,311

For the six months ended June 30,
2016
RMB
Cash flows generated from/(used in ) discontinued operations
Net cash used in operating activities	(481,871,113)
Net cash used in investing activities	(951,180,837)
Net cash provided by financing activities	1,315,767,243
Net increase in cash and cash equivalent	(117,284,707)

4.	REVENUES

The Group's revenues for the respective periods are detailed as follows:

	For the six months ended June 30
	2016	2017
	RMB	RMB
Sales of solar modules	10,748,087,554	13,287,002,595
Sales of silicon wafers	52,062,475	219,392,236
Sales of solar cells	56,771,860	186,850,364
Sales of recovered silicon materials	860,047	-
Solar system integration projects	84,348,278	-
Revenue from generated electricity	5,772,946	7,646,451
Total	10,947,903,160	13,700,891,646

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The following table summarizes the Group's net revenues generated in respective geographic locations:

	For the six months ended June 30
	2016	2017
	RMB	RMB
Inside China (including Hong Kong and Taiwan)	4,319,883,934	6,127,033,739
Outside China
America	4,382,256,400	1,660,838,622
Brazil	4,253,345	1,276,608,348
India	24,871,331	1,052,528,806
Turkey	210,612,811	716,727,278
Japan	394,203,853	690,276,241
Mexico	1,970,582	544,601,490
Jordan	70,447,868	341,532,303
Australia	96,878,402	216,569,190
UK	243,862,935	158,785,469
Chile	894,694,849	8,190,750
Rest of the world	303,966,850	907,199,410
Total	10,947,903,160	13,700,891,646

5.	OTHER INCOME/(EXPENSES), NET

	For the six months ended June 30
	2016	2017
	RMB	RMB
Guarantee income	-	24,803,444
Donations	(376,950)	(1,087,567)
Total	(376,950)	23,715,877

In 2016, the Group issued debt payment guarantees and redemption guarantees in favor of Jiangxi Jinko Engineering, a related party, and the redemption guarantees were terminated in June, 2017 (note 29). The guarantee liability would be amortized in straight line during the guarantee period by recoding credit to other income.

6.	SEGMENT REPORT

In accordance with FASB ASC 280-010-50-22, the Company considered what financial information is included in the measures of segment profit or loss reviewed by the Company’s chief operating decision maker (“CODM”) or are otherwise regularly provided to the CODM, to determine whether to report or disclose a measure of profit or loss and total assets for each reportable segment. The specific items or accounts included in the measure of segment profit or loss reviewed by the Company’s CODM or are otherwise regularly provided to the CODM are: revenue from external customer, gross profit/(loss), interest income and expenses, and income /(loss) before income taxes.

The basis of accounting for recording revenue from external customer, interest income and expenses, and income/(loss) before income taxes is in conformity with the accounting policies used in the consolidated financial statements, and such segment financial information is prepared and disclosed in accordance with aforementioned accounting basis, is on the same basis by which the Company reports internally to its chief operating decision maker.

The Company’s operating segments had certain of their own dedicated administrative and corporate key functions, such as accounting, administration, procurements, marketing, corporate legal and human resource. Costs for these functions are recorded and included in the respective selling, general and administrative costs for each of our segment. The Company allocates corporate costs to each segments based upon the estimated benefits, which are determined based on estimated time spent by corporate employees, provided to each segment from these corporate functions.

The Company’s first segment was and is the vertically integrated solar power products manufacturing business (“manufacturing segment”), from silicon ingots, wafers, cells to solar modules.

The Company disposed the downstream solar projects segment in the fourth quarter of 2016.

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7.	TAXATION

The Company and its subsidiaries file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries in Cayman Islands are not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands(“BVI”), the Company’s subsidiary in BVI is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no British Virgin Islands withholding tax is imposed.

People’s Republic of China

On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "CIT Law") with effective on January 1, 2008. The CIT Law enacted a statutory income tax rate of 25%. As foreign invested enterprises, Jiangxi Jinko and Zhejiang Jinko are entitled to a two year tax exemption from CIT and a 50% CIT reduction for the succeeding three years thereafter. Jiangxi Jinko and Zhejiang Jinko are each subject to CIT rate of 12.5% from year 2010 to year 2012. Starting from year 2013, three of the major subsidiaries of the Group, Jiangxi Jinko, Zhejiang Jinko and Jinko Materials were recognized by State Administration of Taxation as a “National High and New Technology Enterprise”, entitling them to a preferential tax rate of 15%. In November 2016, Jiangxi Jinko successfully renewed the qualification and continued to enjoy the preferential tax rate of 15%.

Under the CIT Law, 10% withholding income tax ("WHT") will be levied on foreign investors for dividend distributions from foreign invested enterprises' profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed double tax arrangement with the PRC, the applicable WHT rate could be reduced to 5% if foreign investors directly hold at least 25% shares of invested enterprises at any time throughout the 12-month period preceding the entitlement to the dividends and they are also qualified as beneficial owners to enjoy the treaty benefit. Deferred income taxes are not provided on undistributed earnings of the Company's subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company's PRC subsidiaries intended to be permanently reinvested totalled RMB2,869,500,611 and RMB3,050,375,794 as of December 31, 2016 and June 30, 2017 respectively, and the amount of the unrecognized deferred tax liability, calculated based on the 5% rate, on the permanently reinvested earnings was RMB143,475,031and RMB152,518,790 as of December 31, 2016 and June 30, 2017 respectively.

Hong Kong

The Company's subsidiaries established in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

Luxemburg

Jinko Luxemburg is incorporated in Luxemburg and is subject to corporate income tax at 28.8%.

Japan

Jinko Japan is incorporated in Japan and is subject to corporate income tax at 38.0%.

European Countries

Jinko Switzerland is incorporated in Switzerland and according to its current business model where it employs limited staff and generates income exclusively from trading activities conducted outside Switzerland, is subject to a combined federal, cantonal and communal tax rate of 8.5% in 2016.

Jinko GMBH is incorporated in Germany and is subject to Germany profit tax rate of approximately 33% on the assessable profit.

Jinko Italy is incorporated in Italy and is subject to corporate income tax at 31.4%.

Jinko France is incorporated in France and is subject to corporate income tax at 33.33%.

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Jinko Portugal is incorporated in Portugal and is subject to corporate income tax at 23%.

United States

Both Jinko US and Jinko US Holding are incorporated in Delaware, the United States. Jinko US and Jinko US Holding do not conduct any business in Delaware, thus, they are not subject to Delaware State income tax. Jinko US conducts business in California. It is subject to a progressive federal corporate income tax from 15% to 35% and California state income tax of 8.84%, which is deductible for federal income tax purpose.

Canada

Jinko Canada is incorporated in Canada and is subject to a federal corporate income tax of 15% and provinces and territories income tax of 11.5%.

Australia

Jinko Australia is incorporated in Australia and is subject to corporate income tax at 30%.

South Africa

Jinko South Africa is incorporated in South Africa and is subject to corporate income tax at 28%.

Brazil

Jinko Brazil is incorporated in Brazil and is subject to corporate income tax at 15%.

Mexico

Jinko Mexico is incorporated in Mexico and is subject to corporate income tax at 30%.

Composition of Income Tax Expense

The income tax benefit included in the consolidated statement of operations for the six months ended June 30, 2016 and 2017 are as follows:

	For the six months ended June 30
	2016	2017
	RMB	RMB
Deferred tax benefits	1,127,377	-
Current Income tax (expense)/benefit	(191,841,502)	30,932,634
Income tax (expense)/benefit, net	(190,714,125)	30,932,634

The Company adopted ASC 740-27-30-36 approach for interim period tax computation and reporting.

In the second quarter of 2017, the Company recorded income tax benefit of RMB 39,821,775 resulting from income tax filing differences due to R&D costs super deduction amounted to RMB 265,478,500, which was approved by the local tax bureau upon the tax filing in May, 2017.

8.	REDEEMABLE NON-CONTROLLING INTERESTS

In July 2014, JinkoSolar Power, one of the Company’s wholly owned subsidiaries, entered into preferred share agreements with certain investors (“preferred shareholders”) to issue 25,532 shares of series A redeemable convertible preferred shares, 26,809 shares of series A-1 redeemable convertible and preferred shares and 5,106 shares of series A-2 redeemable convertible preferred shares, respectively, at the price of US$3,917 per share for an aggregate issuance price of US$ 225 million (RMB1,385 million). The preferred shares on an as-if-converted basis represented approximately 45% of the aggregate issued and outstanding share capital of JinkoSolar Power on the closing date, with the Company holding the remaining 55%.

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Pursuant to the preferred share agreement, the preferred shareholders have the right to convert all or any portion of their preferred shareholdings into ordinary shares of JinkoSolar Power at the initial conversion ratio of 1:1 at any time after the date of issuance of the preferred shares. Conversion ratio is subject to adjustment for dilution, including but not limited to stock splits, stock dividends and recapitalization, In addition, the Preferred Shares will automatically convert into the Company’s ordinary shares upon the occurrence of a qualified initial public offering (IPO), at the then effective and applicable conversion price. The shareholders also have the right to require JinkoSolar Power, the Company and WWG Investment, which is a wholly owned subsidiary of the Company and the intermediate holding company that directly holds JinkoSolar Power, to redeem the preferred shares under certain conditions.

Because the series A preferred shares issued by JinkoSolar Power are redeemable at a determinable price on a determinable date, at the option of the holder, or upon occurrence of an event that is not solely within the control of the issuer. Accordingly, the redeemable preferred shares issued by JinkoSolar Power are recorded and accounted for as redeemable non-controlling interests outside of permanent equity in the Group’s consolidated balance sheets in accordance with ASC 480-10-S99-3A. Because the applicable operative agreements do not give the preferred shareholders a contractual right to participate in JinkoSolar Power’s earnings or dividends on an actual or if-convertible basis, no earnings or loss of JinkoSolar Power will be allocated at the Company level to the redeemable noncontrolling interests. The Group accretes for the difference between the initial carrying value and the ultimate redemption price to the earliest possible redemption date using the effective interest method. The accretion, which increases the carrying value of the redeemable noncontrolling interests, is recorded against retained earnings, or in the absence of retained earnings, by increasing the accumulated deficit.

Together with the disposition of Jiangxi Jinko Engineering, Jinko Solar Power repurchased all of the Series A redeemable convertible preferred shares (Note 8) with considerations of USD 225 million. At the same time, Wide Wealth Group Holding Limited transferred 45% of its equity interest of Jiangxi Jinko Engineering, a holding company of downstream business in China. The two transactions were net-settled as agreed by Jinkosolar Power Engineering Group Limited and the preferred shareholders. After the disposition Jiangxi Jinko Engineering, the Company agreed to provide guarantee to the redemption right of the preferred shareholders associated with their 45% equity interest of Jiangxi Jinko Engineering (note 29).

The change in the carrying amount of redeemable non-controlling interests for the six months ended June 30, 2016 and 2017 is as follows:

	For the six months ended June 30
	2016	2017
	RMB	RMB
Beginning Balance	1,435,585,290	-
Accretion to redemption value of redeemable non-controlling interests	93,780,174	-
Ending Balance	1,529,365,464	-

9.	ACCOUNTS RECEIVABLE, NET—THIRD PARTIES

	2016	2017
	December 31	June 30
	RMB	RMB
Accounts receivables	5,130,289,380	6,773,694,402
Allowance for doubtful accounts	(376,574,061)	(303,174,634)
Accounts receivable, net	4,753,715,319	6,470,519,768

As of December 31, 2016 and June 30, 2017, accounts receivable with net book value of nil and RMB175,000,000 were pledged as collateral for the Group’s borrowings (Note 21).

Movement of allowance of doubtful accounts

	For the six months ended June 30
	2016	2017
	RMB	RMB
At beginning of year	335,713,383	376,574,061
Addition	152,906,748	36,619,918
Write-off	-	9,718,086
Reversal	(78,212,449)	(119,737,431)
At end of year	410,407,682	303,174,634

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Group assesses creditworthiness of customers before granting any credit terms. This assessment is primarily based on reviewing of customer’s financial statements and historical collection records, discussion with customers’ senior management, and reviewing of information provided by third parties, such as Dun & Bradstreet and the insurance company that ultimately insures the Group against customer credit default.

The significant bad debt reversal represents the cash collection of the fully reserved long-term receivables. The Company made bad debt provisions for certain long-term receivables in prior years which were in line with the adverse economic environment in solar industry. With the recovery of solar industry since 2013, the Company made its best effort to improve the cash collection for the long-aged accounts receivables. The cash received was recorded as the reversal of prior year bad debt allowance.

10.	ADVANCES TO SUPPLIERS, NET – THIRD PARTIES

	2016	2017
	December 31	June 30
	RMB	RMB
Advances to suppliers - current	333,291,005	438,624,365
Provision for advances to suppliers	(7,524,746)	(7,524,746)
Advances to suppliers, net	325,766,259	431,099,619

No provision was recorded for the six months ended June 30, 2016 and 2017.

As of December 31, 2016 and June 30, 2017, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months.

11.	INVENTORIES

Inventories consisted of the following:

	2016	2017
	December 31	June 30
	RMB	RMB
Raw materials	943,958,480	1,077,459,660
Work-in-progress	809,571,580	742,038,265
Finished goods	2,719,984,637	3,384,894,319
Total	4,473,514,697	5,204,392,244

Write-down of the carrying amount of inventory to its estimated market value was RMB113,556,304 and RMB192,892,255 for the six months ended June 30, 2016 and June 30, 2017, respectively, and were recorded as cost of revenues in the consolidated statements of operations. Inventory write downs were mainly related to the inventories whose market value is lower than its carrying amount due to lower photoelectric conversion efficiencies.

As of and December 31, 2016 and June 30, 2017, inventories with net book value of RMB61,000,000 and RMB381,251,320 were pledged as collateral for the Group’s borrowings (Note 21).

12.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	2016	2017
	December 31	June 30
	RMB	RMB
Value-added tax deductible	286,198,731	513,779,749
Deposit for customer duty, bidding and others	154,023,704	193,440,045
Receivables related to disposal of subsidiaries	185,380,069	169,451,200
Receivables related to a sales leaseback transaction	-	150,000,000
Prepayment for income tax	24,323,033	98,482,024
Receivables related to discount from a supplier	-	71,968,600
Receivables of option exercised	6,135,783	47,011,926
Prepaid insurance premium	19,237,805	22,499,561
Prepaid commission	2,013,070	21,150,146
Receivables related to disposal of land use right	23,172,107	14,571,587
Rental deposit and prepayment	5,897,704	11,207,872
Employee advances	8,584,936	10,032,847
Prepaid professional service fee	4,095,436	545,934
Others	47,581,875	53,526,363
Total	766,644,253	1,377,667,854

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Value-added tax deductible represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.

As of December 31, 2016 and June 30, 2017, all of the employee advances were business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

13.	INVESTMENTS IN AFFILIATES

Investments accounted for under the equity method.

On December 20, 2012, Jinko Power Co., Ltd, a fully owned subsidiary of Jiangxi Jinko Engineering, signed a strategic cooperation agreement with Jinchuan Group Co., Ltd. (“Jinchuan Group”), a Chinese state-owned enterprise, to jointly invest in and establish a company named Gansu Jintai Electronic Power Co., Ltd. (“Gansu Jintai” or “investee”), to develop 200 MW photovoltaic (“PV”) solar power plant in Jinchang, Gansu Province, China. Jinko Power Co., Ltd holds 28% equity interest in Gansu Jintai and accounts for its investment in Gansu Jintai using the equity method as Jinko Power Co., Ltd has the ability to exercise significant influence over the operating and financial policies of the investee. Jinko Power Co., Ltd’s share of Gansu Jintai’s results of operations is included in equity (loss)/gain in affiliated companies in the income from discontinued operations, with an amount of RMB5,099,763 and nil for the six months ended June 30, 2016 and 2017, respectively.

The above investment is disposed as part of the disposition of downstream solar project segment (note 3).

On February 26, 2017, JinkoSolar signed a shareholder agreement with AxiaPower Holdings B.V. (“Axia”), a subsidiary of Marubeni Corporation, to jointly invest in and establish a company named SweihanSolar Holding Company Limited (“the Joint Venture”) to hold 40% equity interest of Sweihan PV Power Company P.J.S.C (“the Project Company”), which develops and operates solar power projects in Dubai. JinkoSolar holds 50% equity interest in the Joint Venture and accounts for its investment using the equity method. JinkoSolar’s share of the Joint Venture’s results of operations is included in equity (loss)/gain in affiliated companies in the Group’s unaudited condensed consolidated statements of operations, with a loss of RMB193,536 for the six months ended June 30, 2017.

Investments accounted for under the cost method

In May 2012, the Group acquired a 9% stake in Heihe Hydropower Development Co., Ltd, a company in Gansu province, China, for a consideration of RMB7,200,000. The Group accounted for the RMB7.2 million using the cost method of accounting.

14. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment used in continuing operation and related accumulated depreciation are as follows:

	2016	2017
	December 31	June 30
	RMB	RMB
Buildings	1,429,839,237	1,519,113,426
Machinery and equipment	4,886,493,031	5,920,888,491
Motor vehicles	34,434,859	36,377,796
Furniture, fixture and office equipment	136,797,799	189,426,311
	6,487,564,926	7,665,806,024
Less: Accumulated depreciation	(2,028,991,593)	(2,249,631,170)
Less: Impairment	(51,439,373)	(42,049,651)
Subtotal	4,407,133,960	5,374,125,203
Construction in progress	331,547,393	510,968,886
Property, plant and equipment, net	4,738,681,353	5,885,094,089

Depreciation expenses were RMB224,138,559 and RMB275,121,309 for the six months ended June 30, 2016 and June 30, 2017, respectively.

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Construction in progress primarily represents the construction of new production line. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

For the six months ended June 30, 2016 and June 30, 2017, the Group recorded impairment of RMB99,327,548 and nil related to the retirement of certain equipment in production lines that had become obsolete.

As of December 31, 2016 and June 30, 2017, certain property, plant and equipment with net book value amounting of RMB1,899,053,100 and RMB1,568,479,398 are pledged as collateral for the Group’s borrowings (Note 21).

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15.	PROJECT ASSETS, NET

Project assets represent the overseas solar projects operated by the Company after the disposition of downstream solar projects. In the year ended December 31,2016, the Company obtained two small solar projects in Italy as the settlement of the accounts receivables. In addition, the Company commenced developing solar power projects in overseas which are still under construction. Project assets and related accumulated depreciation are as follows:

	2016	2017
	December 31	June 30
	RMB	RMB
Completed	30,188,445	32,555,207
Under construction	31,935,354	117,129,231

Less: Accumulated depreciation	(7,060,303)	(9,428,260)
Project Assets, net	55,063,496	140,256,178

16.	LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 to 70 years, as applicable, in the PRC.

	2016	2017
	December 31	June 30
	RMB	RMB
Land use rights	495,555,226	496,690,096
Less: accumulated amortization	(44,614,631)	(47,656,091)
Land use rights, net	450,940,595	449,034,005

Amortization expense was RMB3,757,807 and RMB3,041,460 for the six months ended June 30, 2016 and 2017, respectively. As of June 30, 2017, estimated amortization expense in each of the next five years is RMB9,136,665.

The Company disposed certain of its land use rights and recognized the gain of RMB3,727,161 and nil for the six months ended June 30, 2016 and 2017 respectively.

As of December 31, 2016 and June 30, 2017, certain land use rights with net book value of RMB120,325,828 and RMB 243,715,446 were pledged as collateral for the Company’s borrowings (Note 21).

17.	INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow:

	2016	2017
	December 31	June 30
	RMB	RMB
Trademark	3,071,480	3,260,160
Computer software	24,964,233	30,952,311
Less: accumulated amortization	(7,738,986)	(10,801,673)
Intangible assets, net	20,296,727	23,410,798

Amortization expense was RMB1,116,641 and RMB3,124,621 for the six months ended June 30, 2016 and 2017 respectively.

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18.	OTHER ASSETS – THIRD PARTIES

Other assets consisted of the following:

	2016	2017
	December 31	June 30
	RMB	RMB
Prepayment for warranty insurance premium	103,714,696	117,056,506
Prepayments for purchase of property, plant and equipment	491,201,438	305,205,609
Deferred losses related to sales leaseback transactions (Note 22)	-	50,550,245
Deferred charges	22,863,614	22,863,614
Deposit for rent and others	-	24,984,171
Total	617,779,748	520,660,145

19.	OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	2016	2017
	December 31	June 30
	RMB	RMB

Payables for purchases of property, plant and equipment	410,326,563	667,388,704
Freight payables	208,186,310	337,388,849
Sale-lease back payable	59,553,667	101,443,202
Value-added tax and other tax payable	84,469,920	77,825,665
Accrued warranty cost	64,045,947	75,808,205
Payables for purchases of project assets	-	39,460,883
Contracted labor fee	25,873,505	21,024,147
Accrued utilities, rentals and interests	36,748,524	17,801,840
Countervailing and anti-dumping duties	15,033,545	11,337,290
Accrued professional service fees	11,378,367	11,095,368
Commission payable	1,125,092	5,686,297
Public offering issuance cost	2,328,174	2,328,174
Insurance premium payables	735,408	372,915
Government grants related to assets	21,436,902	-
Others	78,178,447	82,952,404
Total	1,019,420,371	1,451,913,943

20.	BONDS PAYABLE AND ACCRUED INTEREST

On January 29, 2013, Jiangxi Jinko issued a six-year bond with an aggregate principal amount of RMB800,000,000 which bears a fixed annual interest rate of 8.99% and will mature on January 28, 2019. At the end of the third year in the life of the bonds, the Group has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jiangxi Jinko to repurchase all or part of their bond, at such time. The bond is recorded on amortized cost basis with the interest rate of 8.99%.

Bonds payable are all issued at face value, unsecured from the issuance date.

The Company has repurchased the bond with the face value of RMB800,000,000 and settled all the interests in the year ended December 31, 2016.

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21.	BORROWINGS

(a) Short-term borrowings

	2016	2017
	December 31	June 30
	RMB	RMB
Short-term bank borrowings	5,245,641,157	6,488,825,119
Long-term bank borrowings—current portion	242,987,883	145,068,204
Total short-term borrowings	5,488,629,040	6,633,893,323

The short-term bank borrowings outstanding as of December 31, 2016 and June 30, 2017 carried a weighted average interest rate of 3.72% and 3.17% per annum, respectively. Included in the balance of short-term bank borrowings as of June 30, 2017 were borrowings of RMB175,696,758, RMB1,643,290,629 and RMB479,936,942 which are denominated and repayable in EURO, USD and JPY, respectively.

In August 2015, Jiangxi Jinko entered into a 20-month RMB700.0 million loan agreement with The Export-Import Bank of China. In March 2017, Jiangxi Jinko entered into another 12-month RMB1.15 billion loan agreement with The Export-Import Bank of China. As of June 30, 2017, Jiangxi Jinko has drawn down RMB 270,000,000 which is due and payable in 2017. The effective interest rate of the borrowing was 4.57% as of June 30, 2017.

As of June 30, 2017, the Group had short-term bank borrowings of RMB3,959,614,762 credit loans and RMB 175,000,000 letter of credit loan. The remaining short-term bank borrowings of RMB2,499,278,562 were either guaranteed by other parties and/or collateralized on the Group’s assets, detailed as following:

• Borrowings of RMB255,830,160 guaranteed by Jiangxi Jinko, RMB530,364,036 guaranteed by Jinko Solar Holding, RMB23,000,000 guaranteed by Jiangxi Jinko and Jiangxi Import & Export, RMB227,744,000 guaranteed by Zhejiang Jinko and Jinko Solar Holding, RMB126,873,920 guaranteed by Heji, respectively.

• Borrowings of RMB50,000,000 collateralized on bank note.

• Borrowings of RMB167,143,890 collateralized on letter of guarantee issued by Jiangxi Jinko.

• Borrowings of RMB10,000,000 collateralized on the Jiangxi Jinko’s share pledge, and guaranteed by Jiangxi Jinko.

• Borrowings of RMB1,108,322,556 collateralized on the Group's certain building and equipment, including RMB788,000,000 which were also collateralized on the Group's certain land use rights, RMB146,000,000 were also collateralized on the Group's certain inventory. In addition, included in these borrowings there were borrowings of RMB216,000,000 guaranteed by Jiangxi Jinko, RMB25,000,000 guaranteed by Jiangxi Jinko and Jiangxi Import & Export, RMB347,998,352 guaranteed by Zhejiang Jinko and Jinko Solar Holding. The net book value of the land use right, building, equipment and inventory was RMB243,715,446, RMB1,568,479,398 and RMB381,251,320, respectively as of June 30, 2017.

(b) Long-term bank borrowings

	2016	2017
	December 31	June 30
	RMB	RMB
Long-term bank borrowings	731,507,442	612,585,827
Less: Current portion	(242,987,883)	(145,068,204)
Total long-term borrowings	488,519,559	467,517,623

Future principal repayments on the long-term borrowings are as follows:

Twelve months ended June 30,	RMB
2018	145,068,204
2019	155,472,879
Thereafter	312,044,744
Total	612,585,827

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1) Long-term bank borrowings

• In 2016, the Company entered into a 3-year loan agreement with Jiangxi Guochuang Investment Co., Ltd. (“Guochuang”) with the principle amount of RMB 20,000,000 which was interest free. In 2017, the Company entered into another 3-year loan agreement with Jiangxi Guochuang Investment Co., Ltd. (“Guochuang”) with the principle amount of RMB 50,000,000 which was interest free., Guochuang is a government background entity who provided the interest free loan to the Company to support its daily operations. The borrowing was collateralized on Jiangxi Jinko’s share pledge.

• In 2015, the Company entered into a 3-year loan agreement with Finance and Investment Management Center of Jiangxi Province in China with the principle amount of RMB20, 000,000 and interest rate of 3.0%. The borrowing was collateralized on the Jiangxi Jinko’s share pledge and guaranteed by Jiangxi Jinko. The loan was not discounted as the impact was immaterial.

• In 2015 and 2016, the Company entered into loan agreements with the Export-Import Bank of China for an aggregate amount of RMB 609,283,000, which were repayable from April 2017 to June 2020. As of June 30 2017, balance of these borrowings amounted to RMB403,232,000, including RMB127,744,000 due on June 30, 2018. The effective interest rate of the borrowings was 3.82% in 2017. The Borrowings were guaranteed by Zhejiang Jinko and Jinko Solar Holding.

• In 2016, the Company entered into a 10-year loan agreement with China Merchants Bank for a principle amount of RMB87, 880,000 with the interest rate of 5.39%, which was repayable from February 2016 to January 2026. As of June 30 2017, the total outstanding balances amounted to RMB78,707,427, including RMB7,324,204 due on June 30, 2018. The borrowing was collateralized on the Group’s certain buildings with the net book value of RMB191,901,952.

• On May 17th 2017, JinkoSolar Sweihan (HK) Limited entered into a 3-year loan agreement with Credit Suisse AG, Singapore Branch with the principle amount of USD 6,000,000 (RMB 40,646,400). The interest rate is the percentage rate per annum which is the aggregate of 5.62% and LIBOR. The borrowing was guaranteed by JinkoSolar Holding Co., Ltd.

2) Long-term borrowings with embedded warrants

In July 2015, JinkoSolar Power entered into a loan agreement with Credit Suisse and 6 other financial institutions for an eighteen months loan in the principle amount of USD150,000,000 to develop power plant projects. The interest rate is 6% plus LIBOR per annum, and accrued interest is due and payable at the end of every six months. Total debt issuance cost of USD4,000,000 was deducted from the proceeds directly. The loan shall become immediately due and payable upon the occurrence of an IPO of JinkoSolar Power or change of control of JinkoSolar Holding, or any unlawful matter occurs. This financing was guaranteed by Canton Best BVI, Jinko Power Co., Ltd., and a subsidiary of Jinkosolar Holding.

In conjunction with the loan agreement, JinkoSolar Power issued 6,750 warrants or entitlement of 0.675% of JinkoSolar Power's fully diluted share capital to these 7 financial institutions to acquire JinkoSolar Power’s fully-paid ordinary shares. The warrant holders can purchase ordinary shares anytime during the term of the above loan at exercise price which is the Par Value of US$0.0000001. The entitlement of shares expressed as a percentage of JinkoSolar Power’s fully diluted share capital is adjusted based on the time when IPO occurs, as: a) 0.675% if an IPO occurs within six months from July 24, 2015 (“Utilisation Date”); b) 1.425% if an IPO occurs after six months and within 12 months Utilisation Date; and c) 2.10% if an IPO occurs after 12 months of the Utilisation Date. The entitlement of the shares is also subject to adjustment in the case of a non-qualifying IPO event of JinkoSolar Power. Warrant holders can elect for net cash settlement if IPO of JinkoSolar Power occurs.

The warrant holders have the put rights to request JinkoSolar Power to purchase all or part of its outstanding warrants in case of a put event, where a) an IPO occurs prior to the Final Maturity Date of the loan (January 10, 2017); b) an IPO has not occurred as at the Final Maturity Date; c) all of the Loan is repaid, or becomes due and payable, prior to the Final Maturity Date of the loan facility; or d) an event of default occurs and (if the Loan is then outstanding) there is an acceleration of the loan prior to the Final Maturity Date. The repurchase price is equal to the aggregate of: (a) an amount that would give an internal rate of return of 10% on the aggregate principal amount of the loan, calculated from the Utilisation Date until the later of (i) the date of full repayment of the loan and (ii) the date that falls twelve months after the Utilisation Date; less the aggregate principal amount of the loan which has been repaid and all interest paid by JinkoSolar Power at the time of a warrant holder's exercise of the warrant put rights.

In accordance with ASC subtopic 480, the warrants are legally detachable and separately exercisable from the loan and thus accounted for as a freestanding instrument. As the warrant holder can either exercise the warrant to subscribe for fully-paid ordinary shares, or elect for net cash settlement upon the exercise of the warrants, which falls within the scope of ASC 480. Accordingly, the warrants are liability derivatives which need to be fair valued on day one and marked to market subsequently at each reporting period end. The fair value gain or loss arising from the remeasurement is recognized in the consolidated statements of operations and comprehensive income.

Therefore, the loan proceeds are allocated first to the warrants based on their fair value, and the residual is allocated to the base loan facility and creating a discount on debt. The discount on debt resulted from the allocation of the proceeds to warrants and transactions fees allocated to the loan are accounted for under the effective interest method.

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The fair value of the warrants at the issuance date of July 24, 2015 was US$10,190,000 (RMB 62,331,211), and the residual allocated to the loan was US$139,810,000 (RMB 855,203,789). Total transaction cost was US$ 4,358,118 (RMB 26,658,170), among which US$ 296,061 (RMB 1,810,978) allocated to warrants were charged to financial costs as incurred during the year ended December 31, 2015, and US$ 4,062,057 (RMB 24,847,192) allocated to the loan were recorded as debt discount as the Group has early adopted ASU 201503 in 2015.

The fair value of the warrants at June 30, 2016 was US$ 10,700,000 (RMB70,953,840) and the fair value change of USS$170,000(RMB1,110,360) was recorded in the Group’s unaudited condensed consolidated statements of operations and comprehensive income. The effective interest rate of the loan was 13.75% per annum. Total interest cost associated with the loan incurred during the six months ended June 30, 2016 was US$9,671,174 (RMB63,167,271). The carrying value of the loan as of June 30, 2016 was US$144,220,526(RMB956,355,154) due to debt discount amortization of US$8,472,583 (RMB56,183,390).

In September 2016, JinkoSolar Power refinanced and repaid the loan in advance and the warrants were repurchased at the same time.

3) Financings associated with failed sale-lease back transactions

In 2015, certain subsidiaries of JinkoSolar Power (“seller-lessee”) sold 317MW self-built solar projects (“leased assets”) with carrying amount of RMB 1,276,496,254 to different domestic financial leasing companies (“buyer-lessors”) for cash consideration of RMB2,033,000,000 and simultaneously entered into the contracts to lease back the leased assets from the buyer-lessors for 5 to 12 years. As of December 31, 2015, the seller-lessee received RMB1,589,704,880 proceeds in total netting off the transaction costs of RMB 53,295,120. Pursuant to the terms of the agreements, seller-lessee is required to pay to the buyer-lessors lease payment over the lease period and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease.

As the leased assets are considered integral with real estate under ASC 360, the sale-leaseback rules related to real estate are applied. The lease transactions do not qualify as a sale-leaseback transaction as these solar projects are initially invested and build up by seller-lessee with expected useful life of 20 years, and are continuingly maintained by seller-lessee. Seller-lessee has an obligation to repurchase the leased assets upon the expiry of the lease. In addition, after the lease period, seller-lessee will keep using the assets and has no plans to sell or early-disposal. Accordingly, these transactions are accounted for as financing transactions in accordance with ASC 840. Internal rate of return is used in the computation of interest cost.

As of December 31, 2015, the Company recorded RMB1,268,724,225 under long-term borrowings and RMB 149,481,917 as current portion. The weighted average effective interest rate of the financing was 6.55% and interest costs incurred during the year ended December 31, 2015 were RMB 9,813,448. These sale-leaseback financings were collateralized by each seller-lessee’s solar power project assets, equity interests, accounts receivable, and also guaranteed by a shareholder, Jinko Power Co., Ltd., and Jiangxi Jinko. The net book value of solar power project assets, equity interest and accounts receivable collateralized were RMB1,276,496,254, RMB 862,082,542 and RMB 98,147,637 respectively, as of December 31, 2015.

Financings associated with the failed sale-lease back transactions are disposed of as part of the disposition of downstream solar project business. Interest costs amounted to RMB55,832,360 was recorded during the six months ended June 30, 2016 in the discontinued operations (note 3).

22.	LONG-TERM PAYABLES

Zhejiang Jinko Finance Leasing Co., Ltd. (“Zhejiang leasing”) was a wholly owned subsidiary of the Company. On November 7, 2016, the Company disposed Zhejiang Leasing with the consideration of RMB183 million (USD26.4 million). The transaction was closed on November 30, 2016. Loss of disposal amounted to RMB15.2 million (USD2.2 million) was recognized. Until June 30, 2017, RMB15.9 million (USD 2 million) of the consideration has been collected.

During the year ended December 31, 2015 and 2016, the Company sold certain module equipment (“leased assets”) to Zhejiang Leasing (the “purchaserlessor”) and simultaneously entered into one or three-year contracts to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contracts, the Company is required to pay to the purchaser-lessor quarterly lease payment over three years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The accounting was eliminated as intercompany transaction in the consolidated financial statements of the Company in previous periods. Upon the disposition of Zhejiang leasing, the lease is classified as capital lease.

In May 2017, the Company sold certain machinery and equipment (“leased assets”) with carrying amount of RMB 201.1 million to a third party (the “purchaser-lessor”) for consideration of RMB 150 million and simultaneously entered into a three-year contract to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over three years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB 51.1 million, which is being deferred and amortized in the unaudited condensed consolidated statements of comprehensive loss over the remaining useful lives of the leased assets. Through the leaseback, the Company substantially retains all of the benefits and risks incident to the ownership of the property sold, therefore, the sale-leaseback transaction is merely a financing with the underlying assets as collateral.

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As of December 31, 2016 and June 30, 2017, the net value of the leased assets are:

	2016	2017
	December 31	June 30
	RMB	RMB

Equipment	159,980,000	279,980,000
Less: accumulated depreciation	(11,440,625)	(18,831,268)
Net Value	148,539,375	261,148,732

As of June 30, 2017, future minimum payments required under non-cancellable capital and financing lease are:

Twelve months ended June 30,	RMB
2018	105,638,784
2019	77,196,187
2020	52,846,761
Total minimum lease payments	235,681,732
Less: Amount representing interest	(8,545,222)
Present value of net minimum lease payments	227,136,510
Current portion	101,443,202
Non-current portion	125,693,308

23.	EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows:

	For the six months ended June 30,
	2016	2017
	RMB	RMB
Numerator:
Net income from continuing operations	632,632,403	107,652,319
Net income from discontinued operations	61,843,311	-
Total net income	694,475,714	107,652,319

Net income from continuing operations	632,632,403	107,652,319
Less: Net loss attributable to non-controlling interests from continuing operations	(88,040)	(289,572)
Net income attributable to Jinkosolar’s ordinary shareholders from continuing operations	632,720,443	107,941,891

Net income from discontinued operations	61,843,311	-
Less: Net income attributable to non-controlling interests from discontinued operations	3,722,599	-
Less: Accretion to redemption value of redeemable non-controlling interests from discontinued operations	93,780,174	-
Less:Allocation of net income to participating preferred shares issued by subsidiary	3,648,178	-
Net income attributable to Jinkosolar’s ordinary shareholders from discontinued operations	(39,307,640)	-
Net income attributable to Jinkosolar’s ordinary shareholders from continuing operations	632,720,443	107,941,891
Dilutive effects of Convertible senior notes	6,142,661	-
Reversal of change in fair value assumed conversion of warrants	1,518	-

Numerator for diluted income per share for continuing operations	638,864,622	107,941,891
Numerator for diluted income/(loss) per share for discontinued operations	(39,307,640)	-

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares outstanding	125,489,224	127,556,967
Dilutive effects of share options	2,488,394	1,302,666
Assumed conversion of convertible senior notes	5,212,840	-
Conversion of warrants	1,845,453	-
Denominator for diluted calculation - weighted average number of ordinary shares outstanding	135,035,911	128,859,633
Continuing operations:
Basic earnings per share attributable to Jinkosolar's ordinary shareholders from continuing operations	5.04	0.84
Diluted earnings per share attributable to Jinkosolar's ordinary shareholders from continuing operations	4.73	0.84
Discontinued operations
Basic earnings/(loss) per share attributable to Jinkosolar's ordinary shareholders from discontinued operations	(0.31)	-
Diluted earnings/(loss) per share attributable to Jinkosolar's ordinary shareholders from discontinued operations	(0.31)	-

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As disclosed in Note 8, redeemable non-controlling Interests, JinkoSolar Power issued redeemable convertible preferred shares, which are accounted for as redeemable non-controlling interest and are accreted from the initial carrying value to the ultimate redemption price on the earliest possible redemption date. For six months ended June 30, 2016 and 2017, accretion of RMB 93,789,174 and nil, respectively, for redeemable non-controlling interests was recorded as a charge to decrease net income from discontinued operations to arrive at net income from discontinued operations attributable to JinkoSolar Holding’s ordinary shareholders.

In the six months ended June 30, 2017, convertible senior notes and warrants were not included in the computation of diluted EPS because of their anti-dilutive effect.

24.	EMPLOYEE BENEFITS

According to the guidance promulgated by the central government, companies (and employees) are required to contribute, in specified portions, to the social insurance funds (including medical care insurance, work injury insurance, unemployment insurance, maternity insurance and pension benefits) as well as the housing funds (collectively, “employee welfare funds”) on a monthly basis for all of the employees based on such employees’ actual salaries or the applicable capped salary base, whichever is lower. An employee is entitled to request its employer to make the required portion of contributions in the statutory amounts to the employee welfare funds.

In line with local customary practices, the Company has made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of its employees’ actual salaries as required by the above described guidance, and has not made full contribution to the housing funds.

Based on the Company’s observation of local practices and consultation with relevant government authorities, the Company believes its practice has been consistent with the common practice adopted by businesses in Shangrao and Haining, where the Company’s main subsidiaries operate.

However, the Company believes it is probable that it will be required to make additional contributions to the employee welfare funds if (i) the government authorities were to strictly enforce the statutory contribution requirements, or (ii) the employees were to request the Company to make full contributions to their employee welfare funds (such request, if made, would most likely be supported by the labor arbitration center or the labor administrative bureau). Therefore, the Company recognizes the difference between the amount of its actual contributions and the statutory contribution requirements under the guidance promulgated by the central government as a liability for employee welfare benefits. The unpaid balance of accrued liability accrued for the welfare benefits were RMB 355,766,607 and RMB 400,726,988 as of December 31, 2016 and June 30, 2017, respectively.

On October 28, 2010, the Standing Committee of the National People’s Congress issued and adopted the Social Insurance Law (the “Social Insurance Law”), which became effective on July 1, 2011. The Social Security Law imposes certain fines for the aggregated amount of any outstanding contributions if such contributions are not made within a prescribed time period. In light of this requirement, the Company had accrued a penalty on the basis of a daily rate of 0.05% of the outstanding contributions as provided under the Social Insurance Law prior to 2014. The unpaid balance of penalty accrued for employee welfare benefits were RMB12,063,712 and RMB25,807,949 as of December 31, 2012 and 2013, respectively.

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On September 26, 2013, the Ministry of Human Resources and Social Security of the People's Republic of China announced “Regulations on the Declaration and Payment of Social Welfare” (“New Social Security Regulation”), which took effect on November 1, 2013. The New Social Security Regulation clarifies that the local social security authority should issue a notification to the employers who fail to make appropriate contribution of social security and a late-payment penalty charge will only be imposed to employers who fail to pay the outstanding contribution within five days upon the receipt of the notification. However, there were different interpretations of the New Social Security Regulation as to applicability of the penalty charge by different local authorities in difference cities and provinces in late 2013, therefore, the Company performed investigation and legal assessment as well as communicating with relevant local authorities. Legal assessment was completed in late 2014. In the opinion of the management, the probability that the Company would be required to pay late-payment penalty in connection with the unpaid contribution is remote, given that the Company has received certificates from local social security authorities which confirmed that the Company was in compliance with the local social insurance regulations as of December 31, 2014 and that local social security authorities have not issued any notification for payment of outstanding contribution to the Company. Accordingly, the Company did not accrue for late-payment penalty since then.

25.	CONVERTIBLE SENIOR NOTES AND CAPPED CALL OPTIONS

2016 Convertible Notes

The Company issued USD 125 million of convertible senior notes on May 17, 2011, which matures on May 15, 2016 (the “2016 Notes). The interest rate is 4% per annum payable semi-annually, in arrears. No accrued interest is to be paid on the 2016 Notes when they are converted.

Holders have the option to convert their Notes from the earlier of (i) when the registration statement of the 2016 Notes becomes effective and (ii) the first anniversary of the date on which the 2016 Notes are first issued, through to and including the business day prior to the maturity date, into ADSs representing the ordinary shares initially at a conversion rate of 29.6307 ADSs per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$33.75 per ADS).

The conversion rate is subject to change on anti-dilution and upon certain fundamental changes. Fundamental changes are defined as 1) any “person” or “group” beneficially owns (directly or indirectly) 50% or more of the total voting power of all outstanding classes of Company’s shares or has the power to elect a majority of the members of the board of directors; 2) Company consolidates with, or merge with or into, another person or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, or any person consolidates with, or merges with or into, the Company; 3) Termination of trading of Company’s ADSs; and 4) adoption of a plan relating to our liquidation or dissolution.

The holders have the option to require the Company to repurchase the 2016 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed that the likelihood of fundamental change is remote.

The holders will have the right to require the Company to repurchase for cash all or any portion of their notes on May 15, 2014 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. No repurchase request was received by the Company.

As a result of the depressed market conditions, the Company repurchased 2016 Notes with face value of US$2 million or 1.6% of the Notes at approximately 41% of the face value up to December 31, 2011. There were no repurchase of 2016 Notes in the years ended December 31, 2012, 2013 and 2014. The Company repurchased 2016 Notes with face value of US$22.5 million or 18% of the Notes at approximately 96% of the face value during the year ended December 31, 2015.The Company repurchased the remaining 2016 Notes with face value of US$100.5 million or 80.4% of the Notes at approximately 99% of the face value during the year ended December 31, 2016.

 .

2019 Convertible Notes

The Company issued USD 150 million of convertible senior notes on January 22, 2014, which will mature on February 1st, 2019 (the “2019 Notes”). The interest rate is 4% per annum payable semi-annually, in arrears. No accrued interest to be paid on the 2019 Notes when they are converted.

Holders have the option to convert their Notes from the earlier of (i) when the registration statement of the 2019 Notes becomes effective and (ii) the first anniversary of the date on which the Notes are first issued, through to and including the business day prior to the maturity date into ADSs representing the ordinary shares initially at a conversion rate of 21.8221 ADSs per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$45.83 per ADS).

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The conversion rate is subject to change on anti-dilution and upon certain fundamental changes. Fundamental changes are defined as 1) any “person” or “group” beneficially owns (directly or indirectly) 50% or more of the total voting power of all outstanding classes of Company’s shares or has the power to elect a majority of the members of the board of directors; 2) Company consolidates with, or merge with or into, another person or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, or any person consolidates with, or merges with or into, the Company; 3) Termination of trading of Company’s ADSs; and 4) adoption of a plan relating to our liquidation or dissolution.

The holders have the option to require the Company to repurchase the 2019 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed that the likelihood of fundamental change is remote.

The holders will have the right to require the Company to repurchase for cash all or any portion of their notes on February 1, 2017 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

While the 2019 Notes remain outstanding, the Company or its subsidiaries will not create or permit to subsist any security upon its property, assets or revenues (present or future) to secure any international investment securities or to secure any guarantee of or indemnity of any international investment securities unless the obligations under the Notes and the indenture (a) are secured equally and ratably therewith, or (b) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by holders of a majority in aggregate principal amount of the Notes then outstanding.

As a result of the depressed market conditions, the Company repurchased 2019 Notes with a face value of US$88.9 million or 59.3% of the Notes at approximately 96% of the face value during the year ended December 31, 2016. The Company repurchased 2019 Notes with a face value of US$61.1 million or 40.7% of the Notes at approximately 100% of the face value during the six months ended June 30, 2017.

Accounting for 2016 Convertible Notes and 2019 Convertible Notes

The Company has RMB as its functional currency, and the 2016 Notes and 2019 Notes are denominated in USD. As a result, the conversion feature is dual indexed to the Company’s stock as well as the RMB and USD exchange rate, and is considered an embedded derivative which needs to be bifurcated from the host instrument in accordance with ASC 815.

ASC 815-15-25 provides that if an entity has a hybrid financial instrument that would require bifurcation of embedded derivatives under ASC 815, the entity may irrevocably elect to initially and subsequently measure a hybrid financial instrument in its entirety at fair value with changes in fair value recognized in earnings. The fair value election can be made instrument by instrument and shall be supported by concurrent documentation or a preexisting documented policy for automatic election.

The Company elected to measure the 2016 Notes and 2019 Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. Further, as the functional currency of the Company is RMB, the fair value of the Notes is translated into RMB at each balance sheet date with the difference being reported as exchange gain or loss. In addition, all issuance costs associated with the 2016 Notes and 2019 Notes offering has been expensed as incurred in accordance with ASC 825-10-25-3, which states that upfront costs and fees related to items for which the fair value option is elected shall be recognized in the consolidated statements of operations and comprehensive as incurred and not deferred.

As of December 31, 2016 and June 30, 2017, the estimated fair value of the 2016 Notes were both nil. The Company recorded foreign exchange loss of RMB392,924 and nil for the six months ended June 30, 2016 and 2017, respectively. Loss from change in fair value of convertible senior notes was RMB5,533,892 and nil for the six months ended June 30, 2016 and 2017, respectively. (Note 31).

As of December 31, 2016 and June 30, 2017, the estimated fair value of the 2019 Notes amounted to approximately RMB423,739,708 and RMB67,744, respectively. The Company recorded foreign exchange loss of RMB17,748,875 for the six months ended June 30 ,2016. The Company recorded foreign exchange gain of RMB842,669 for the six months ended June 30, 2017. Loss from change in fair value of convertible senior notes was RMB56,086,621 and nil in the six months ended June 30, 2016 and 2017, respectively. (Note 31).

Capped Call Options

Concurrent with the Company’s issuance of the 2016 Notes on May 17, 2011, the Company entered into a capped call option transactions with an affiliate of the initial purchaser of the 2016 Notes. The capped call transaction was designed to reduce the potential dilution that would otherwise occur as a result of new ordinary share issuances upon conversion of the 2016 Notes and effectively increase the conversion price of the 2016 Notes for the Company to $48.21 per ADS from the actual conversion price to the 2016 Notes holders of $33.75 per ADS. The total premium paid by the Company for the capped call transactions was US$18 million. The purchaser of the 2016 Notes have the right to require the Company to repurchase for cash all or any portion of their notes on May 15, 2014 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

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The Company’s functional currency is different from the denomination of the capped call. Therefore, in accordance with ASC 815, Derivatives and Hedging, the Company accounted for the capped call transactions as freestanding derivative assets in the consolidated balance sheets. The derivative assets are measured and recorded at fair value at initial recognition and is subsequently marked to market each reporting period utilizing the binomial model.

In the second quarter of 2016, the capped call options were expired upon the Company’s repurchase of all the 2016 Notes. The Company recorded loss of RMB18,226,535 and nil for the six months ended June 30, 2016 and 2017 in change in fair value of capped call options.

26.	REPURCHASE OF ORDINARY SHARES

On May 6, 2011, the Board of Directors approved a share repurchase program to repurchase up to US$30 million of outstanding ADS of the Company from time to time over the next 12 months, depending on market conditions, share price and other factors, as well as subject to the memorandum and articles of association of the Company, the relevant rules under United States securities laws and regulations and the relevant stock exchange rules. The share repurchases may be made on the open market, in block trades or otherwise and is expected to include derivative transactions. The program may be suspended or discontinued at any time.

For the year ended December 31, 2012, 173,570 outstanding ADSs (694,280 shares) were repurchased with a total consideration of RMB5,521,130, which is shown as treasury stock. As of December 31, 2016 and June 30, 2017, total of 430,800 ADSs (1,723,200 shares) were repurchased but have not been retired with a total consideration of RMB13,875,553 which is shown as treasury stock.

27.	ISSUANCE OF ORDINARY SHARES

The Company’s authorized share capital is US$10,000 comprising 500,000,000 ordinary shares with a par value of US$0.00002 each. On January 22, 2014, the Company closed a follow-on public offering of 15,000,000 ordinary shares (3,750,000 ADSs) and received aggregated net proceeds of approximately $126.3million, after deducting discounts and commissions but before offering expenses.

As of December 31, 2016 and June 30, 2017, the Company’s issued shares were 128,456,466 and 131,909,274, respectively and outstanding shares were 126,733,266 and 130,186,074, respectively.

28.	SHARE BASED COMPENSATION

a)	JinkoSolar Holding

The Company adopted a long-term incentive plan (the "2009 Plan") in July 2009 which was subsequently amended and restated. The 2009 plan provided for the issuance of options of 9,325,122 ordinary shares. The options have a contractual life of 7 years except for certain options granted to an employee in August 2009 that can be exercised until October 1, 2013. The share options will vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel's service with the Company has not terminated prior to each such vesting date. For 953,200 options granted to one employee in August 2009, the share options vested in a series of 36 months, on the last day of each month, commencing from October 1, 2008.

The Company adopted a new long-term incentive plan (the "2014 Plan") in August 2014. The 2014 Plan provides for the issuance of options of 12,796,745 ordinary shares. The options have a contractual life of 10 year. The share options will vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On October 10, 2014, under the 2014 Plan, the Company granted to certain officers options to purchase 9,940,000 ordinary shares of the Company at an exercise price of US$5.93 per share. The share options will vest in 5 successive equal annual installments on the last day of each year from October 10, 2014, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On August 13, 2013, the Company extended the expiration date of the stock options granted to an officer from October 1, 2013 to October 1, 2014. As a result of this modification, the Company recorded additional stock-based compensation expense of RMB 1,608,968 for the year ended December 31, 2013.

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On August 18, 2014, the Company extended the expiration date of 873,200 stock options granted to an officer from October 1, 2014 to October 1, 2015. As a result of this modification, the Company recorded additional stock-based compensation expense of RMB35,513 for the year ended December 31, 2014.

On March 1, 2015, under the 2009 and 2014 Plan, the Company granted to certain officers options to purchase 320,000 ordinary shares of the Company at an exercise price of US$5.93 per share. The share options will vest in 5 successive equal annual installments on the last day of each year from March 1, 2015, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On April 13, 2015, under the 2014 Plan, the Company granted to certain officers options to purchase 160,000 ordinary shares of the Company at an exercise price of US$5.93 per share. The share options will vest in 5 successive equal annual installments on the last day of each year from April 13, 2015, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On August 20, 2015, the Company extended the expiration date of 1,352,840 stock options granted to an officer from October 1, 2015 to October 1, 2016. As a result of this modification, the Company recorded additional stock-based compensation expense of RMB180,553 for the year ended December 31, 2015.

On August 25, 2016, the Company extended the expiration date of 600,000 stock options granted to an officer from October 1, 2016 to September 30, 2017.On September 23, 2016, the Company extended the expiration date of 1,352,840 stock options granted to an officer from October 1, 2016 to October 31, 2017.As a result of this modification, the Company recorded additional share-based compensation expense of RMB1,410,137 for the year ended December 31, 2016.

On November 15, 2016, the Compensation Committee of the Company changed the exercise price of the total 9,472,000 outstanding options under the 2014 Plan from US$5.9275 per share to US$3.2875 per share, and recognized additional share-based compensation expense of RMB 19,545,720 associated with the price modification for the year ended December 31, 2016.

On November 16, 2016, under the 2014 Plan, the Company granted to certain officers to purchase 1,760,000 ordinary shares of the Company at an exercise price of US$3.2875 per share.

As of June 30, 2017, the company had 11,204,536 options outstanding. Total share-based compensation cost, determined based on the fair value of the options on the grant dates as well as on the repricing date, if any, applying an estimated forfeiture rate of 10%, amounted to approximately RMB314,315,271 of which the amounts of RMB 26,022,525 and RMB 31,223,514 was recognized for the six months ended June 30, 2016 and 2017, respectively.

As of June 30, 2017, the Company had unrecognized share-based compensation expense RMB66,452,497 related to non-vested share options. That deferred cost is expected to be recognized over a weighted-average period of 2.8 years. For the six months ended June 30, 2017, total cash received from the exercise of share options was RMB 22,917,526.

b)	JinkoSolar Power

In October 2014, JinkoSolar Power adopted its 2014 Equity Incentive Plan (the “JinkoSolar Power 2014 Plan”), which permits the grant of stock options, restricted shares and restricted share units of JinkoSolar Power to its employees, directors and consultants of the JinkoSolar Power. Under the plan, a total of 12,766 ordinary shares (12,766,000 shares post the thousand-for-one share split by JinkoSolar Power in April 2015) of JinkoSolar Power were initially reserved for issuance.

On May 4, 2015, JinkoSolar Power granted 8,680,880 share options to its directors, officers and employees, under JinkoSolar Power 2014 Plan to purchase ordinary shares of JinkoSolar Power. The exercise price of the share option is US$3.9166 per share and the term is 10 years from the date of grant. Subject to the individuals’ continued employment with JinkoSolar Power, and only upon the completion of an IPO of JinkoSolar Power, the option shall vest and become exercisable with respect to the vesting schedule as following.

- 7,021,300 share options granted to directors and employees will vest and exercisable in 5 successive equal annual installments on the last day of each year from grant date.

- 1,659,580 share options granted to an officer will vest by 40% on the grant date, and 30% on each of the second and third anniversaries of the grant date. In addition, if the officer’s employment with JinkoSolar Power is terminated as a result of certain defined events or situations, any then unvested share options for this officer will immediately become fully vested.

The share options have a contractual term of 10 years from the date of grant. The share options shall not become exercisable until JinkoSolar Power’s IPO has occurred prior to the expiry of the contractual option term. The exercise of these options will create non-controlling interest at the parent level. Given the exercise restriction, the recognition of share-based compensation expense is delayed.

The Company’s disposition of the downstream solar projects business triggered immediate vesting of the share options pursuant to the terms of the share option agreements. The Company fully recognized share based compensation expense amounted to RMB113,701,932 in the discontinued operations upon the disposition of the downstream solar projects in the fourth quarter of 2016. At the same time, the JinkoSolar Power signed the agreements with its relevant employees to cancel and terminate the Share Options granted irrevocably and unconditionally with no consideration.

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29.	RELATED PARTY TRANSACTIONS AND BALANCES

(a) Related party balances

Outstanding amounts due from/to related parties as of December 31, 2016 and June 30, 2017 were as follows:

	2016	2017
	December 31	June 30
	RMB	RMB
Accounts receivable from related parties:
Accounts receivable from Gansu Heihe Hydropower Industrial Investment LLC. (" Gansu Heihe", in which the Group owns 9% equity interests)	44,616	44,616
Accounts receivable from Jiangxi Jinko Engineering for sales of solar modules	1,414,039,443	786,599,753

Advances to related parties
Advances to ReneSola Ltd.	661,788	-

Notes receivables from related parties:
Notes receivables from Jiangxi Jinko Engineering for sales of solar modules	610,200,000	600,000,000

Other receivables from related parties:
Advances of travel and other business expenses to executive directors who are also shareholders	68,106	23,059
Other receivables from Jiangxi Jinko Engineering for miscellaneous transactions	16,704,113	7,833,396
Other receivables from Jiangxi Jinko Engineering for provision of guarantee	62,352,655	61,902,163
Other receivables due from Sweihan Solar Holding Company	-	12,532,640
Other receivables due from Sweihan PV Power Company P.S.J.C	-	40,192,255

Other assets from related parties:
Other assets from Jiangxi Jinko Engineering for provision of guarantee	173,375,586	158,062,271

Total	2,277,446,307	1,667,190,153

Accounts payable due to a related party:
Accounts payable due to a subsidiary of ReneSola	-	688,907

Advances from related parties:
Advances from Jiangxi Jinko Engineering for sales of solar modules	60,541,490	76,089,360

Other payables due to a related party:
Other payables to Desun for leasing of land and buildings	7,528,551	8,628,855
Payable of travel reimbursement	-
Other payables due to Jiangxi Jinko Engineering for payments on behalf of the Company	68,505,022	4,305,734
Total	136,575,063	89,712,856

(1)	Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts the Company advanced to them for expected expenses, charges and incidentals relating to their business development activities.

(2)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

(b)	Related party transactions

In connection with the Company’s disposal of JinkoSolar Power downstream business in 2016, the Group entered into a master service agreement with Jiangxi Jinko Engineering under which the Group agreed to provide guarantee for Jinko Engineering’s financing obligations under its separate loan agreements. In the event that Jiangxi Jinko Engineering fails to perform its obligations under the loan agreements or otherwise defaults thereunder, the Company will become liable for Jiangxi Jinko Engineering’s obligations under the loan agreements, which amounted to RMB 6.6 billion (US$967.7 million) as of June 30, 2017. The Company will charge Jiangxi Jinko Engineering service fees for the debt payment guarantee service according the master service agreement.

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In addition, according to the side agreement signed among the Company, Jiangxi Jinko Engineering and investors of Jiangxi Jinko Engineering (the original redeemable preferred shareholders of JinkoSolar Power), the investors of Jiangxi Jinko Engineering will have the right to redeem the common shares of Jiangxi Jinko Engineering held by them, and, as a result of a guarantee issued by the Company, in the event that Jiangxi Jinko Engineering fails to perform its redemption obligations, the Company will become liable for Jiangxi Jinko Engineering’s obligations under the redemption, which amounted to US$297.3 million as of December 31, 2016. The Company will also charge Jiangxi Jinko Engineering service fees for the redemption guarantee service according the master service agreement. On June 22, 2017, Jiangxi Jinko Engineering and all its investors reached a new Articles of Association in which terms and clauses related to the Common Share Redemption Guarantee were removed. Hence, upon the sign-off, management reversed unamortized redemption guarantee liabilities amounted to RMB22,119,127 as well as the corresponding receivables amounted to RMB 20,409,535. Difference between the guarantee liabilities and the corresponding assets amounted to RMB1,709,592 was recognized as other income in the six months ended June 30,2017.

Pursuant to the master service agreement, guarantee service fee would be settled semi-annually, and the management of the Company believes the guarantee fee charges are at market rates.

The guarantee receivables will be eliminated upon the receipt of guarantee fees from Jiangxi Jinko Engineering. The Company has not yet received guarantee fees from Jiangxi Jinko Engineering during the six months ended June 30, 2017.

As of December 31, 2016 and June 30, 2017, the Company recorded the guarantee fee income receivable amounted to RMB235,728,241 and RMB219,964,434 and a guarantee liability amounted to RMB226,086,556 and RMB185,519,305. The guarantee liability will be amortized over the expected guarantee period in the subsequent reporting periods. Other income from Jiangxi Jinko Engineering for the guarantee fee amortized during the six months ended June 30, 2017 amounted to RMB23,093,852.

For the six months ended June 30, 2016 and 2017, revenues from sales of products to subsidiaries of Gansu Heihe amounted to RMB102,960,000 and nil, respectively.

After the disposition date of downstream solar project business during the six months ended June 30, 2017, sales of solar module products to subsidiaries of Jiangxi Jinko Engineering amounted to RMB39,279,170.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun charged Jiangxi Jinko RMB550,152 in rent for each six months ended June 30, 2016 and 2017 respectively.

In connection with the issuance of preferred shares by JinkoSolar Power in July 2014, China Development Bank, through its subsidiary, holds 21% equity interests of JinkoSolar Power on an as-if-converted basis. The above borrowings represent borrowings from subsidiaries of China Development Bank. After the disposition of the Group’s downstream solar projects business, China Development Bank is no longer of the Group’s related party.

For the six months ended June 30, 2016, borrowings from subsidiaries of China Development Bank amounted to RMB 90,000,000. Repayment of borrowings to subsidiaries of China Development Bank amounted to RMB 45,500,000. Interest charges in connection with the borrowings from China Development Bank amounted to RMB59,996,402.

As of June 30, 2017, the Company has been into a RMB90,000,000 loan agreement with a domestic bank which was collateralized on Desun's building and land use right amounted to RMB 24,753,581 and the Group’s certain building and equipment. .

30.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

From January 1, 2008, Jiangxi Jinko leased buildings and land use rights from Desun, under a non-cancelable operating lease expiring in January 2018. In addition, the Group also leased office buildings for its offices under non-cancelable operating lease from third parties.

Future minimum obligations for operating leases are as follows:

Twelve months ended June 30,	RMB
2018	56,196,390
2019	26,314,243
2020	8,793,298
2021	6,659,670
2022	4,501,221
Thereafter	6,200,000
Total	108,664,822

Rental expense under all operating leases were RMB11,665,947 and RMB5,575,663 for the six months ended June 30, 2016 and 2017, respectively.

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(b) Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group's total future payments under these purchase agreements amounted to RMB2,626,090,504 as of June 30, 2017.

Twelve months ended June 30,	RMB
2018	2,363,481,454
2019	262,609,050
Thereafter	-
Total	2,626,090,504

(c) Contingencies

In July 2008, Jiangxi Jinko entered into a long-term supply agreement with Wuxi Zhongcai, a producer of polysilicon materials. Jiangxi Jinko provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, Jiangxi Jinko sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to Jiangxi Jinko by an affiliate of Wuxi Zhongcai. In February 2013, Wuxi Zhongcai sued Jiangxi Jinko in Shanghai Pudong New Area People’s Court for approximately RMB2.7 million for breaching the contract by failing to make allegedly required payments and reject the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. In December, 2015, Jiangxi Jinko made an alternation of the claim under which Jiangxi Jinko requested the refund of the prepayment of RMB93.2 million, the interests accrued from such prepayment, and the liquidated damages in the amount of RMB93.2 million. In January, 2016, Wuxi Zhongcai also changed the plea, in which Wuxi Zhongcai claimed for the liquidated damages amounting to approximately RMB102 million, the losses suffered from the termination of the agreement in the amount of RMB 150 million and rejected the refund of the prepayment of RMB 95.6 million to Jiangxi Jinko The above two lawsuits are pending before the Shanghai High People’s court as of the date of this annual report. The Company is unable to reliably estimate the probability of prevailing in the case and the scope of any liabilities. The Company has provided full provision for the RMB93.2 million of the outstanding balance of prepayment to Wuxi Zhongcai in 2012.

(d) Guarantees

Upon the disposition of Jiangxi Jinko Engineering, the Company provided the loan guarantee and redemption guarantee to Jiangxi Jinko Engineering (note 3 & note 29).

The Company provided a debt payment guarantee in connection with a loan facility granted to Sweihan PV Power Company P.J.S.C, equity investee of the Company for developing overseas solar power project, in a maximum aggregate principal amount not exceeding US$50 million.

31.	FAIR VALUE MEASUREMENTS

A hierarchy is established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted price in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions. Fair value of cash equivalents, restricted cash and restricted short-term investment are categorized as level 1 under the fair value hierarchy, as they based on quoted prices in active markets. Short-term borrowings and long-term borrowing are categorized as level 2 under the fair value hierarchy, as they based on quoted prices in less active markets.

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Fair value change in forward contracts and call spread

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company's forward contracts have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign currency forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within "Change in fair value of forward contracts" in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of USD20 million, and GBP1 million as of June 30, 2017. These foreign exchange forward contracts mature within 12 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company's foreign currency exchange contract is an over-the-counter instrument.

The Group classified the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

The Company purchased foreign exchange call spread combined option contracts with a total notional value of US$70 million during the year ended December 31, 2015. These foreign exchange call spread mature within 12 months. The Company adopted the Black-Scholes Option Pricing (“B-S”) Model to value the Currency Option Contracts. The B-S Model is widely used and accepted as a common valuation practice in valuing such currency option. The significant inputs used in the aforementioned model are unobservable inputs which there are little or no market data and therefore the fair value measurements are classified as level 3. The Company's foreign currency call spread is an over-the-counter instrument.

The call spread option is asset derivatives which need to be fair valued on day one and marked to market subsequently at each reporting period end. The fair value gain or loss arising from the re-measurement is recognized in the consolidated statements of operations and comprehensive income.

The call spread option matured in the fourth quarter of 2016 and the Company recognized the gain of RMB3.1 million for the six months ended June 30, 2016.

Convertible Senior Notes and Capped Call Options

The Company has adopted valuation models to assess the fair value for capped call options and the Notes, as the capped call options are not publicly traded and the trading of the Notes is considered inactive. Management is responsible for determining these fair values and assessing a number of factors. Both capped call options and the Notes are valued using the Binominal Tree option pricing model. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. Inputs related to the Binomial models for convertible debt fair value are: spot price, conversion price, time to maturity, expected dividend yield, expected share volatility, risk free interest rate, yield-to-maturity and put option exercisable period, of which spot price and expected share volatility are most significant to valuation determination of convertible debt.

Available-for-sale investment

On a recurring basis, the Company measures available-for-sale investment at fair value. Since the available-for-sale investment does not have quoted price in active markets, the Company has adopted Binomial Tree option pricing model to assess their fair value. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgements as well as the Company's best estimates on the valuation date.

Inputs related to the Binomial Tree option pricing model for the valuation of the fair value of available-for-sale investment are: spot price, conversion price, time to maturity, expected dividend yield, expected share volatility, risk free interest rate, and yield-to-maturity, of which spot price is most significant to valuation determination.

Warrants

The Company adopted Binominal Tree option pricing model to assess the warrants’ fair value. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. Key inputs related to the Binomial Tree option pricing model for the valuation of the fair value of warrants are: probabilities assigned among IPO and non-IPO scenarios, time to maturity, volatility, dividend yield, as well as risk-free rate, of which probabilities assigned among IPO and non-IPO scenarios, volatility, and risk-free rate are most significant to valuation determination of the warrants.

Rate Cap Derivative

The Company’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its overseas power station business operation and expansion, the Company’s operating subsidiaries located in Mexico will obtain long-term bank borrowings from local bank, which carries variable interest rates. With an aim to reduce its interest rate exposure, the Company entered into one long-term interest rate cap contract in 2016 October to fix the interest rate as a fixed rate payer. The rate cap is a derivative which needs to be fair valued at each reporting period end. The fair value gain or loss arising from the remeasurement is recognized in the consolidated statements of operations and comprehensive income. As of December 31, 2016 and June 30 2017, the fair value of the rate cap was RMB10,364,075 and 26,381,687, which was recorded as a derivative liability. The fair value change was a loss of RMB 16,017,612 for the six months ended June 30, 2017.

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Recurring change in fair value

As of December 31, 2016 and June 30, 2017, information about the hierarchy of the fair value measurements for the Company's assets and liabilities that are measured at fair value on a recurring basis subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2016	Quote prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Guarantee receivables	235,728,241	-	-	235,728,241
Foreign exchange forward contracts	640,876	-	640,876	-

Liabilities:
Guarantee liabilities	226,086,556	-	-	226,086,556
Convertible senior notes	423,739,708	-	-	423,739,708
Rate cap derivative	10,364,075	-	-	10,364,075

	Fair Value Measurements at Reporting Date Using
Description	Balance as of June 30, 2017	Quote prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Guarantee receivables	219,964,434	-	-	219,964,434

Liabilities:
Convertible senior notes	67,744	-	-	67,744
Foreign exchange forward contracts	3,115,811	-	3,115,811	-
Rate cap derivative	26,381,687	-	-	26,381,687

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 fair value of convertible senior notes for the six months ended June 30, 2016 and 2017 were as follows:

	For the six months ended June 30
	2016	2017
	RMB	RMB
Balance at January 1,	1,506,981,361	423,739,708
Issuance of convertible senior notes	-	-
Foreign exchange loss/(gain)	18,141,799	(842,669)
Change in fair value of convertible senior notes	61,620,513	-
Repurchase of convertible senior notes	(746,775,033)	(422,829,295)
Balance at June 30,	839,968,640	67,744

A summary of changes in Level 3 fair value of capped call options for the six months ended June 30, 2016 and 2017 were as follows:

	For the six months ended June 30
	2016	2017
	RMB	RMB
Balance at January 1,	17,490,323	-
Foreign exchange loss	736,212	-
Change in fair value of capped call options	(18,226,535)	-
Balance at June 30,	-	-

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The capped call options were expired upon the full repurchase of 2016 Notes in 2016 (note 25).

A summary of changes in Level 3 fair value of call spread options for the six months ended June 30, 2016 and 2017 was as follows:

	For the six months ended June 30
	2016	2017
	RMB	RMB
Balance at January 1,	7,277,406	-
Purchase of call spread option	4,761,603	-
Change in fair value of call spread	3,076,214	-
Exercise of call spread options	(5,132,923)	-
Balance at June 30,	9,982,300	-

A summary of changes in Level 3 fair value of warrant liability for the six months ended June 30, 2016 and 2017 were as follows:

	For the six months ended June 30
	2016	2017
	RMB	RMB
Balance at January 1,	68,377,608	-
Exchange loss on warrant liability	1,465,872	-
Change in fair value of warrant liability	1,110,360	-
Balance at June 30,	70,953,840	-

A summary of changes in Level 3 fair value of rate cap derivative for the six months ended June 30, 2016 and 2017 were as follows:

	For the six months ended June 30
	2016	2017
	RMB	RMB
Balance at January 1,	-	10,364,075
Change in fair value of rate cap derivative	-	16,017,612
Balance at June 30,	-	26,381,687

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows:

	Type of Derivatives
For the Six months ended June 30	Foreign exchange forward contracts		Call options	Rate cap derivative	Call spread options	Warrant liability	Total
	Realized	Unrealized
(In RMB)
2016	(1,993,012)	(43,912,545)	(18,226,535)		3,076,214	(1,110,360)	(62,166,238)
2017	(119,547)	(3,115,811)	-	(16,017,612)			(19,252,970)

32.	SUBSEQUENT EVENTS

In July 2017, the Company issued medium term notes of RMB300,000,000 due in July 2020 for working capital purposes.

In July 2017, the Company entered into a financial lease in the amount of RMB600,000,000 due July 2021 to support the improvement of its production efficiency.

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